PROSPECTUS                     4,720,000 SHARES         Filed Pursuant to Rule 424(b)(4)
                                                        Registration No. 333-46609

                                  ATMI, INC.

[LOGO OF ATMI, INC. APPEARS HERE]
                                 COMMON STOCK

  Of the 4,720,000 shares of Common Stock offered hereby, 2,000,000 shares are being sold by ATMI, Inc. ("ATMI" or the "Company") and 2,720,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

  The Company's Common Stock is quoted on the Nasdaq National Market under the symbol ATMI. On March 25, 1998, the last reported sale price of the Common Stock was $30.125 per share. See "Price Range of Common Stock."

                                 ------------

           THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                   SEE "RISK FACTORS" COMMENCING ON PAGE 6.

                                 ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                    PROCEEDS TO
                                PRICE TO   UNDERWRITING PROCEEDS TO   SELLING
                                 PUBLIC    DISCOUNT (1) COMPANY (2) STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share...................     $29.50       $1.40       $28.10       $28.10
--------------------------------------------------------------------------------
Total (3)...................  $139,240,000  $6,608,000  $56,200,000 $76,432,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $540,000.

(3) The Company and the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 708,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholders will be $160,126,000, $7,599,200, $63,429,877 and $89,096,923, respectively. See "Underwriting."

                                 ------------

  The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available for delivery on or about March 31, 1998, at the office of the agent of Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST

           BT ALEX. BROWN

                      NATIONSBANC MONTGOMERY SECURITIES LLC

                                 ADVEST, INC.

                                                        NEEDHAM & COMPANY, INC.

March 26, 1998

ADCS                                                      Semiconductor
 CVD Materials and                                        Environmental
  Delivery Systems                                         Equipment
                                                          ECOSYS

                          [Photograph of CVD Reactor]

Gas Delivery                                              Epitronics
 Systems                                                   An ATMI Company
  SDS                                                     CVD Thin Film
 Safe Delivery Source                                      Services



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M OF THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Prospective investors should consider carefully the information under "Risk Factors."

                                  THE COMPANY

  ATMI is a leading supplier of thin film materials, equipment and services used worldwide in the manufacture of semiconductor devices. The Company targets high growth consumable and equipment markets within the semiconductor industry with proprietary and patented products based on chemical vapor deposition ("CVD") technology. The Company currently provides: (i) a broad range of ultrahigh purity thin film materials and related delivery systems; (ii) a full line of point-of-use semiconductor environmental equipment and services; and
(iii) specialty epitaxial thin film deposition services. Over the last three years, the Company has achieved a leadership position in each of its target markets by providing a more complete line of products than its competitors. ATMI's strategy is to continue its growth through product line expansion in each of its existing markets and to leverage its core technology to create new high growth businesses. The Company's customers include most of the leading semiconductor manufacturers in the world.

  The semiconductor industry has grown substantially in recent years as semiconductor devices have enabled a wide variety of consumer and industrial products, especially computing, networking and communications equipment. Fueling this growth are advances in device performance and reduced costs that have been made possible by innovations in the fabrication processes, equipment and the materials used in manufacturing advanced semiconductor devices. A primary element of semiconductor manufacturing includes the deposition of thin films of a variety of materials on a wafer substrate, usually made of silicon. For many processes, particularly for the deposition of semiconducting and insulating thin films, CVD has emerged as the optimal method of deposition. As a result, sales of CVD reactors and related CVD process consumables, equipment and services have experienced rapid growth.

  ATMI has capitalized on the growth of the semiconductor industry in general, and CVD processing in particular, by providing leading edge products and services in each of its target markets. The Company's ADCS division develops and markets ultrahigh purity thin film materials and proprietary delivery systems. ADCS is also the developer of the "Safe Delivery System," or SDS, which stores dangerous gases as solids in cylinders, providing increased safety and substantially greater operating efficiencies. The Company believes its EcoSys division is the only provider of point-of-use environmental equipment offering all of the key technologies for semiconductor effluent abatement. The Company's Epitronics division is a world leader in specialty epitaxial services, providing high quality processing of silicon and next-generation III-V and wide bandgap wafers. ADCS, EcoSys and Epitronics accounted for approximately 45%, 27% and 28%, respectively, of the Company's revenues in 1997. The Company's business mix consists predominantly of consumables and services which track "wafer starts," or the volume of silicon wafers processed into fully functional semiconductor devices. Consequently, ATMI believes that its overall business is less volatile than that of a typical semiconductor capital equipment supplier.

  The Company's objective is to achieve and enhance leadership positions in each of the markets it serves. Key elements of the Company's strategy include leveraging its substantial investment in patented CVD thin film technology, expanding product offerings in combination with tactical acquisitions to provide "one-stop shopping" capabilities in existing markets and targeting high growth semiconductor markets that require products consumed in the production process. ATMI aims to accelerate the introduction of new products through strategic development alliances and collaborative marketing efforts with leading semiconductor manufacturers, such as IBM, Lucent Technologies, Micron Technology, Siemens and Texas Instruments.

  ATMI is a holding company which performs executive, financial and administrative functions for its subsidiaries. ATMI was incorporated in Delaware in April 1997 and is the successor registrant to Advanced

Technology Materials, Inc. ("ATM"), which was incorporated in Connecticut in 1986 and reincorporated in Delaware in 1987 and which is now a wholly-owned subsidiary of ATMI. As used in this Prospectus, "ATMI" and the "Company" mean either ATMI, Inc. itself or ATMI, Inc. and its consolidated subsidiaries, including its predecessor registrant, ATM, as the context may indicate. The Company's executive offices are located at 7 Commerce Drive, Danbury, Connecticut 06810, and its telephone number is (203) 794-1100.

                              RECENT DEVELOPMENTS

  In October 1997, ATMI acquired Advanced Delivery & Chemical Systems Nevada, Inc. and its affiliates (collectively, the "ADCS Group"), a manufacturer and distributor of ultrahigh purity semiconductor thin film materials and related delivery systems, in exchange for 5,468,747 shares of Common Stock. The operations of the ADCS Group have been combined with the Company's NovaMOS business to create the ADCS division. Also in October 1997, ATMI acquired Lawrence Semiconductor Laboratories, Inc. and its affiliate (collectively, "LSL"), a provider of silicon epitaxial thin film deposition services, in exchange for 3,671,349 shares of Common Stock. The operations of LSL have been combined with the Company's Epitronics division, which now offers a wide spectrum of epitaxial services. Both transactions were accounted for as poolings of interest.

  On February 20, 1998, the Company announced that it had entered into a definitive merger agreement with NOW Technologies, Inc. ("NOW Technologies") pursuant to which NOW Technologies would become a wholly-owned subsidiary of the Company. The closing of the merger agreement is subject to the approval of the shareholders of NOW Technologies and appropriate government agencies and to the satisfaction of other customary conditions. While the exact number of shares of Common Stock to be issued by the Company to the shareholders of NOW Technologies will not be determined until the third trading day prior to the closing, the number of shares to be issued will range from 1.20 million to 1.64 million (excluding shares issuable upon exercise of outstanding options). The merger is intended to be treated as a tax-free reorganization and to be accounted for as a pooling of interests. NOW Technologies is a manufacturer and distributor of semiconductor materials packaging systems, particularly for advanced photoresist materials. For the twelve months ended December 31, 1997, NOW Technologies had total revenues of approximately $15.0 million. There can be no assurance that this transaction will be completed.


  Advanced Technology Materials(R) (logo), Novapure(R), Vector Technology(R), Vector(TM) (logo), Guardian(R), Phoenix(TM), ReCAT(R), EpiGrade(R), Sparta(R), SCRAM(R), EcoSys(R), EcoSys(R) (logo), Epitronics(TM), NovaSource(TM), VaporSource(TM), SDS(R), NovaMOS(TM), Emosyn(TM), COCKTAIL(TM), ADCS(R), ADCS(R) DESIGN, MINIBULK(R), SKINNIBULK(R), APC(TM), ULTRAPUR(TM), MARS(TM), DOUBLE DISTILLATION(TM) and COYOTE CLEAN(TM) and certain other product and business names used herein are trademarks of the Company. This Prospectus also includes trademarks of companies other than the Company.

                                  THE OFFERING

Common Stock offered by the Company.... 2,000,000 shares
Common Stock offered by the Selling
 Stockholders.......................... 2,720,000 shares
Common Stock to be outstanding after
 the offering.......................... 20,174,026 shares (1)
Use of proceeds........................ General corporate purposes and working capital, including potential
                                        acquisitions, capital expenditures and
                                        research and development.
Nasdaq National Market symbol.......... ATMI

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                FISCAL YEAR ENDED DECEMBER 31,
                            -----------------------------------------------
                             1993    1994        1995    1996        1997
                            ------- -------     ------- -------     -------
CONSOLIDATED STATEMENTS OF INCOME DATA:(UNAUDITED)
  Product revenues......... $16,998 $27,537     $51,460 $78,815     $92,757
  Contract revenues........   6,070   7,223       8,712   9,846       9,120
                            ------- -------     ------- -------     -------
  Total revenues...........  23,068  34,760      60,172  88,661     101,877
  Operating income.........   2,134   3,732       8,866  15,002      10,459 (4)
  Net income............... $ 1,050 $ 5,535 (2) $ 5,088 $12,017 (3) $ 4,421 (4)
  Net income per share--
      assuming dilution.... $  0.07 $  0.33 (2) $  0.30 $  0.65 (3) $  0.24 (4)
  Weighted average shares
    outstanding--assuming
    dilution...............  14,610  16,637      17,127  18,394      18,660

                                                           DECEMBER 31, 1997
                                                        ------------------------
                                                         ACTUAL  AS ADJUSTED (5)
                                                        -------- ---------------
                                                                   (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...................................... $ 39,933    $ 95,593
  Total assets.........................................  103,146     158,806
  Long-term debt, less current portion.................   14,526      14,526
  Total stockholders' equity...........................   61,872     117,532

--------------------
(1) Based on the number of shares of Common Stock outstanding at January 31, 1998. Excludes: (i) 1,989,664 shares of Common Stock reserved for issuance under the Company's stock plans, of which 1,795,736 shares of Common Stock are issuable upon exercise of options outstanding as of January 31, 1998 at a weighted average exercise price of $14.62 per share; and (ii) 50,000 shares of Common Stock issuable upon exercise of warrants outstanding as of January 31, 1998 at a weighted average exercise price of $11.45 per share.
(2) Net income and net income per share--assuming dilution in 1994 include a non-recurring gain of approximately $3.6 million, or $0.22 per share, related to the restructuring of a joint venture and costs incurred in the acquisition of Vector Technical Group, Inc. ("Vector").
(3) Net income and net income per share--assuming dilution in 1996 include the effect of the ADCS Group's treatment as an S-Corporation for a portion of the year. If the ADCS Group had been taxed as a C-Corporation for all of 1996, the Company's net income and net income per share--assuming dilution would have been approximately $10.5 million and $0.57, respectively, for the year ended December 31, 1996. Net income and net income per share-- assuming dilution in 1996 also include the effect of a non-recurring charge of $2.0 million ($1.2 million, net of taxes) accrued in connection with patent litigation involving LSL, which resulted in a settlement payment in May 1997.
(4) Operating income, net income and net income per share--assuming dilution in 1997 include the effect of a non-recurring charge of $9.0 million related to costs incurred in investigating, analyzing and completing the ADCS Group and LSL acquisitions.
(5) As adjusted to reflect the sale of 2,000,000 shares of Common Stock offered by the Company hereby at a public offering price of $29.50 per share and the receipt of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                              --------------------

  Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." All information in this Prospectus also reflects the consolidated financial position and operating results for the Company, the ADCS Group and LSL for all periods presented in this Prospectus.

                                 RISK FACTORS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of Common Stock offered hereby.

  Potential Fluctuations in Quarterly Results. The Company's quarterly operating results have varied significantly as a result of a number of factors, including the timing of significant orders from, and shipments to, customers, the timing and market acceptance of new products, the timing and amount of bonus and incentive payment to employees, the effect of taxes and the impact of various non-recurring expenses. The Company expects that its operating results will fluctuate in the future as a result of these and other factors including the demand for semiconductors in general, cyclicality in the market for semiconductor manufacturing equipment, the Company's product mix, the Company's success in developing, introducing and shipping new products and the level of competition encountered in its markets. The Company's operating results for any quarter, therefore, are not necessarily indicative of results for any future period. Due to the foregoing factors, it is possible that in future quarters the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Common Stock would likely be materially adversely affected. In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations, which have particularly affected the market price of many technology companies and which have often been unrelated to the operating performance of those companies. These broad market fluctuations may also adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Risks Associated with Acquisitions. In October 1997, the Company acquired through pooling-of-interests transactions all of the issued and outstanding securities of the ADCS Group and LSL. There can be no assurance that the Company will be able to integrate successfully the information technology infrastructure, administration, management and service operations of the Company, ATM, the ADCS Group and LSL in general, or integrate the operations of the Company's former NovaMOS division and the ADCS Group or the operations of LSL into the Company's Epitronics division in particular, that such integration will occur in a timely and efficient manner, if at all, or that the uncertainty associated with such integration will not result in the loss of customers or key employees. The successful combination of the various companies will require, among other things, the timely integration of such companies' respective product and service offerings and coordination of their respective sales and marketing, research and development, and finance and administrative activities. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations. The failure to achieve such integration in a timely, effective or efficient manner could have a material adverse effect on the business, operating results and financial condition of the Company. The completion of the integration of the operations of the ADCS Group and LSL will require the dedication of management resources and temporarily distract attention from the day-to-day business of the Company, which could materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will not incur additional charges in subsequent quarters to reflect costs associated with the acquisitions.

  If appropriate opportunities present themselves, the Company intends to acquire other businesses, technology or product lines that the Company believes are strategic, although the Company currently has no understandings, commitments or agreements with respect to any acquisition other than the proposed acquisition of NOW Technologies. There can be no assurance that the Company will be able to successfully identify, negotiate or finance such acquisitions, or to integrate such acquisitions with its current business. The process of integrating an acquired business, technology or product into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition will be realized. Acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, operating results and financial condition. Any such future growth and any acquisitions of other businesses, technologies or products may require the Company to obtain additional equity or debt financing, which may not be available or may be dilutive.

  Risks Associated with Expansion of Operations and Management of Growth. The Company has recently experienced a period of rapid growth and intends to continue to expand its business. Because of the level of scientific and management expertise necessary to support continued growth, the Company's future success will depend in part upon its ability to attract and retain highly skilled scientific, technical, managerial and marketing personnel. Competition for such personnel in the semiconductor industry is intense, and the companies with which the Company competes are often larger and more established than the Company. Therefore, there can be no assurance that the Company will be successful in attracting and retaining qualified personnel. In addition, the Company's expansion may also significantly strain operational, management, financial, sales and marketing and other resources. To manage growth effectively, the Company must continue to enhance its information technology infrastructure, systems and controls and successfully expand, train and manage its employee base. There can be no assurance that the Company will be able to manage this expansion effectively, including providing satisfactory levels of customer service and technical support. Any failure to manage the Company's growth properly could have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Businesses and Products" and "Management."

  Dependence on the Semiconductor Market. Substantially all of the Company's sales are to customers in the worldwide semiconductor industry. The Company's results of operations, therefore, are materially dependent upon economic and business conditions in the semiconductor industry. The semiconductor industry has experienced significant growth in recent years; however, historically, the semiconductor industry, and the semiconductor equipment industry in particular, have been highly cyclical and have experienced periods of overcapacity at various times, resulting in significantly reduced demand for semiconductor materials, capital equipment and wafer processing services. Should an industry downturn occur, it would adversely affect the Company's business, operating results and financial condition. Furthermore, the Company must continue to maintain a satisfactory level of research and development expenditures and to invest in service and sales activities, even in periods of reduced demand. See "Business--Industry Background."

  Dependence on Sales Outside the United States; Risks Associated with Markets Outside the United States. In the years ended December 31, 1995, 1996 and 1997, sales outside the United States accounted for 25.5%, 28.9% and 21.9%, respectively, of the Company's revenues. The Company anticipates that, in the future, sales outside the United States will continue to account for a significant percentage of its revenues. A significant portion of the Company's revenues will therefore be subject to risks associated with sales in markets outside the United States, including export controls, unexpected changes in legal and regulatory requirements and policy changes affecting the markets for semiconductor technology, changes in tariffs, exchange rates and other barriers, political and economic instability, difficulties in accounts receivable collection, difficulties in managing resellers or representatives, difficulties in staffing and managing foreign operations, difficulties in protecting the Company's intellectual property outside the United States, seasonality of sales and potentially adverse tax consequences. There can be no assurance that such factors will not have a material adverse effect on the Company's future sales outside the United States and, consequently, the Company's business, operating results and financial condition. Although the Company's sales to date have been predominantly denominated in U.S. dollars, the value of the U.S. dollar in relation to other currencies may also adversely affect the Company's sales to customers outside the United States. In addition, expenses and revenues of ADCS-Korea Co., Ltd. ("ADCS-Korea") are denominated in South Korean currency and hence are exposed to risks customarily associated with currency fluctuations. Any significant volatility in South Korean currency, as it relates to invested capital in ADCS-Korea, could have a material adverse impact on the Company's stockholders' equity as reflected in currency translation adjustments in the Company's financial statements. The Company does not hedge its exposure with respect to such fluctuations. To the extent that the Company expands its international operations or changes its pricing practices to denominate prices in other currencies, the Company will be exposed to increased risks of currency fluctuations. Certain of the Company's divisions conduct a material portion of their activities in Asia, including South Korea, Taiwan and Japan, and there can be no assurance that volatile economic conditions in the region or of those countries, or instability in the currency of such countries or in such countries' capital markets, would not have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Operations Outside the United States" and "Business--Customers, Sales and Marketing."

  Dependence on Particular Customers. A significant portion of the Company's revenues has been derived from particular customers. For the years ended December 31, 1995, 1996 and 1997, sales to the Company's five top customers totaled approximately 26.0%, 23.8% and 21.0%, respectively, of all sales during the period. The Company's relationships with these customers are subject to various risks, including termination, reduction or modification in the event of changes in the customers' requirements or budgetary constraints, risks of potential disclosure of the Company's confidential information to third parties and the failure or inability of a customer to perform its prime contract with its customer. There can be no assurance that such customers will continue to purchase the Company's products or utilize its services at the same levels as in the past. There can be no assurance that the Company's major customers will not secure alternative sources for products or services. A reduction in, or discontinuance of, these customers' purchases from the Company would have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Customers, Sales and Marketing."

  Rapid Technological Change and Competing Technologies. Semiconductor technology is characterized by rapid change. With such rapid changes likely to occur in the development of new semiconducting materials and processes, the future success of the Company will depend in large part upon its ability to keep pace with such advances. There can be no assurance that the Company will be able to develop technologies in response to such changes. The Company is evaluating a number of new opportunities to commercialize its core technology including the commercialization of smart card devices employing the Company's advanced dielectric materials technology. There can be no assurance that any such opportunities will lead to commercial products or that any such products will be introduced on a timely basis or be competitive. There can also be no assurance that the Company's current products or development efforts will not be rendered obsolete by technological advances of others, or that other equipment or materials will not prove more advantageous to customers in the markets the Company serves. In addition, certain of the Company's current technologies face competition from other existing technologies. There can be no assurance that existing or newly-developed technologies or materials will not become superior to or more cost-effective than the Company's current technologies and products. There also can be no assurance that the Company will develop successful technologies and products in response to future demands of the industry. See "Business--Businesses and Products."

  Competition. The markets for semiconductor thin film materials and delivery systems, environmental equipment and epitaxial deposition services are intensely competitive. There are a number of domestic and international companies engaged in commercial activities in the markets the Company serves. Many of these companies have substantially greater financial, research and development, manufacturing and marketing resources than the Company. In addition, as this industry evolves, other competitors may emerge. To remain competitive, the Company must continue to invest in and focus upon research and development and product and process innovation. There can be no assurance that the Company will be successful in such efforts. The Company believes that its ability to compete successfully depends on a number of factors including price, technical capabilities, quality, customers service and the ability to provide full market-basket solutions to customers that are increasingly seeking to streamline their vendor relationships. There can be no assurance that the Company will be able to compete successfully in the future. See "Business--Competition."

  Patents and Protection of Proprietary Technology. The Company's ability to compete effectively with other companies will depend, in part, on the ability of the Company to maintain the proprietary nature of its technology. Although the Company has been awarded, has filed applications for, or has been licensed under, numerous patents in the United States and other countries, there can be no assurance concerning the degree of protection offered by these patents or the likelihood that pending patents will be issued. There can be no assurance that competitors both within and outside the United States, many of which have substantially greater resources and have made substantial investments in competing technologies, will not apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make and sell its products. There can also be no assurance that competitors will not intentionally infringe the Company's patents. The defense and prosecution of patent suits are both costly and time-consuming, even if the outcome is favorable to the Company. Outside the United States, the expenses associated with such proceedings can be prohibitive. In addition, there is an inherent unpredictability in obtaining and enforcing patents outside the United States. An adverse outcome in the defense of a patent suit could subject the Company to significant liabilities to third parties or require the Company to license rights from third parties or to cease selling its products. Although the Company believes that its products and other proprietary rights do not infringe the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company in the future. The Company also relies on unpatented proprietary technology, and there can be no assurance that others may not independently develop the same or similar technology or otherwise obtain access to the Company's proprietary technology. If the Company is unable to maintain the proprietary nature of its technologies, the Company's business could be materially adversely affected. See "Business--Patents and Proprietary Rights."

  Limited Indemnification. The former securityholders of the ADCS Group and LSL have agreed to indemnify the Company and certain of its subsidiaries and affiliates from and against certain losses arising out of breaches of representations and warranties made by the respective securityholders and for certain tax matters. As security for these obligations, the former securityholders of the ADCS Group and LSL have delivered into escrow certain shares of the Company's Common Stock they received in connection with the acquisitions by the Company of the ADCS Group and LSL. The Company and the former securityholders of the ADCS Group have divergent views on any potential exposures related to the various tax matters for which there will be indemnification. The former securityholders of the ADCS Group believe that any exposure would be immaterial, and the Company believes that any successful challenge to the tax matters is not probable. While the possible exposures, if any, are difficult to quantify, the Company believes that, regardless of the probability that liabilities arise, the potential exposures could range from $0 to $22.0 million depending on the tax matter. The current value of the shares escrowed by the former securityholders of the ADCS Group provides indemnity towards the upper range of the potential exposures. Nevertheless, if any of the contingencies were to mature into actual liabilities, there could be a material adverse effect on the Company and its operating results and financial condition. Under the respective agreements, the parties have agreed to time limitations during which indemnification may be sought and certain thresholds which must be reached before indemnification obligations arise. A possibility exists that the losses could exceed the value of the shares held in escrow because the shares held in escrow are insufficient in number or, due to market conditions and potential stock price volatility, in value to adequately compensate the Company for any losses which are the subject of the indemnification. Furthermore, a possibility exists that the losses which are the subject of the indemnification will be incurred during periods other than those for which claims may be made with respect to such losses. Consequently, losses for which there is insufficient indemnification could have a material adverse effect on the Company's business, operating results and financial condition. See "Certain Transactions."

  Risks Associated with New Product Development and Commercialization. The Company believes that its future success will depend, in part, upon its ability to enhance its existing products and processes and to develop and commercialize new products and processes. The Company expects to continue to make significant investment in research and development. There can be no assurance that the Company will be able to improve its existing products and process technologies or to develop and market new products and technologies.

Further, there can be no assurance that the Company's development of new or enhanced products will be cost-effective or introduced in a timely manner or accepted in the marketplace. Failure by the Company to develop or introduce enhanced and new products and processes in a timely manner may have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Businesses and Products."

  Risks Associated with Manufacturing Operations. The manufacture of semiconductors and related materials and equipment involves highly complex manufacturing processes. The Company has established manufacturing facilities for many of its products, including semiconductor environmental equipment, thin film materials, delivery systems, substrates and epitaxial wafers. The Company has also established a pilot facility to fabricate, test and assemble semiconductor thin films, devices and circuits. Any prolonged disruption in the Company's manufacturing operations, whether due to technical or labor difficulties, delay or inability to obtain sufficient quantities of certain production input or equipment, destruction or damage to any facility or other reasons, could have a material adverse effect on the Company's business, operating results and financial condition. The Company is dependent upon a limited number of suppliers to provide it with sufficient quantities of certain materials and equipment used in its processes. There can be no assurance that the Company can obtain the quantities of materials and equipment it requires. To be financially successful, the Company must manufacture its products in commercial quantities, at acceptable costs and on a timely basis and, accordingly, may be required to expand certain of its facilities. There can be no assurance that the Company will be able to manufacture such products in high volume. The Company has limited experience in manufacturing certain of its products, and it may incur significant start-up costs and unforeseen expenses in connection with attempts to manufacture these products and expand its facilities. See "Business-- Manufacturing."

  Product Liability Risk; Limited Insurance Coverage. The manufacture and sale of the Company's products, which include thin film and other toxic materials, involve the risk of product liability claims. In addition, a failure of one of the Company's products at a customer site could interrupt the business operations of such customer. There can be no assurance that the Company's existing insurance coverage limits are adequate to protect the Company from any liabilities that it might incur in connection with the manufacture and sale of its products. A successful product liability claim or series of product liability claims brought against the Company in excess of its insurance coverage could have a material adverse effect on the Company's business, operating results and financial condition.

  Environmental Regulations. The Company uses, generates and discharges toxic, volatile or otherwise hazardous chemicals and wastes in its manufacturing, processing and research and development activities. Therefore, the Company is subject to a variety of federal, state and local governmental regulations related to the storage, use and disposal of these materials. The Company believes that it has, or is seeking to obtain, all the permits necessary to conduct its business. However, the failure to comply with present or future laws, rules or regulations or the failure of the Company to obtain the permits it is currently seeking could result in fines or other liabilities being imposed on the Company, suspension of production or a cessation of operations. While the Company believes that it has properly handled its hazardous materials and wastes and has not contributed to any on-site contamination or environmental condition at any of its premises, the various premises, particularly the premises in Danbury, Connecticut, may have been contaminated prior to the Company's occupancy. The Company is not aware of any environmental investigation, proceeding or action by federal or state agencies involving these premises. However, under certain federal and state statutes and regulations, a government agency may seek to recover its response costs and/or require future remedial measures from both operators and owners of property where releases of hazardous substances have occurred or are ongoing. The prior occupant of the Danbury, Connecticut premises has agreed to indemnify the Company for remediation costs in connection with any pre-existing, on-site contamination or environmental condition. However, there can be no assurance that this indemnification will prove adequate to cover any liability imposed on the Company related to the environmental condition of the premises or the cost of defending an environmental action, either of which could be substantial. The Company's activities may also result in its being subject to additional regulation. Such regulations could require the Company to acquire significant additional equipment or to incur other substantial expenses to comply with environmental laws, rules or regulations. Any failure by the Company to control the use of, or to restrict adequately the discharge of, hazardous substances could subject it to substantial financial liabilities and could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Environmental Regulation."

  Concentration of Ownership. Upon completion of this offering, the executive officers and directors of the Company as a group will beneficially own approximately 28.8% of the outstanding shares of the Company's Common Stock. Individually, Stephen H. Siegele, a director of the Company and the former principal securityholder of the ADCS Group, and Lamonte H. Lawrence, a director of the Company and the former principal stockholder of LSL, will beneficially own approximately 13.4% and 11.3% of the outstanding shares of the Company's Common Stock, respectively. As a result of their stock ownership, the current executive officers and directors of the Company as a group, and each of Mr. Siegele and Mr. Lawrence individually, are able to exert significant influence over all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership in such persons could also have the effect of making it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of the Company and, therefore, may limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. See "Principal and Selling Stockholders."

  Lack of Dividends. The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain all available earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. Certain financing agreements of the Company's subsidiaries contain limitations or prohibitions on the payment of dividends without the lender's consent or in conjunction with a subsidiary's failure to comply with various financial covenants. See "Divided Policy."

  Risks Associated with the Control of Use of Proceeds by the Board of Directors and Management. Of the Company's approximately $55.7 million in net proceeds from this offering, the Company expects to use substantially all the proceeds for unspecified general corporate purposes and working capital, including potential acquisitions. Accordingly, management and the Board of Directors will have complete discretion as to the application of substantially all of the funds raised in this offering by the Company. See "Use of Proceeds."

  Anti-Takeover Effect of Certain Charter and Bylaw Provisions; Possible Issuance of Preferred Stock. The Company's Certificate of Incorporation and Bylaws contain provisions that may discourage acquisition bids or make it more difficult for a third party to acquire the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. In addition, shares of Preferred Stock may be issued in the future without further stockholder approval, and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of the Company's Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The Company has no present plans to issue any shares of Preferred Stock. However, the issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, a majority of the outstanding voting stock of the Company. See "Description of Capital Stock--Preferred Stock" and "--Delaware Law and Certain Charter and Bylaw Provisions."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby at a public offering price of $29.50 per share are estimated to be $55,660,000 ($62,889,877 if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

  The Company intends to use the net proceeds from this offering for general corporate purposes and working capital, including potential acquisitions in order to expand the Company's product and services offerings, capital expenditures and the funding of research, development and commercialization programs. The principal reasons for this offering are to increase the Company's equity capital and to broaden the public market for the Company's Common Stock, which the Company believes will help facilitate future access to capital. There can be no assurance that any acquisitions will be made, and the Company has no present understandings, agreements or commitments with respect to any acquisition that would utilize any of the net proceeds from this offering. Pending such uses, the Company intends to invest the net proceeds of the offering in investment-grade, interest-bearing instruments.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock of ATMI has traded on the Nasdaq National Market under the symbol ATMI since October 13, 1997, and prior thereto the Common Stock of ATM, the Company's predecessor, was traded on the Nasdaq National Market from November 1993 under the same symbol. The following table sets forth for the periods indicated the high and low sales price for the Common Stock as reported on the Nasdaq National Market:

                                                                   HIGH   LOW
                                                                  ------ ------
   FISCAL YEAR ENDED DECEMBER 31, 1996
     1st Quarter................................................. $12.75 $ 9.63
     2nd Quarter.................................................  15.88  10.38
     3rd Quarter.................................................  13.88  10.75
     4th Quarter.................................................  18.50  12.25
   FISCAL YEAR ENDED DECEMBER 31, 1997
     1st Quarter.................................................  22.00  16.00
     2nd Quarter.................................................  29.75  15.75
     3rd Quarter.................................................  39.25  25.00
     4th Quarter.................................................  42.25  18.13
   FISCAL YEAR ENDED DECEMBER 31, 1998
     1st Quarter (through March 25, 1998)........................  30.50  20.00

 On March 25, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $30.125 per share. As of January 31, 1998, there were approximately 200 holders of record of the Common Stock.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain all available earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. Certain financing agreements of the Company's subsidiaries contain limitations or prohibitions on the payment of dividends without the lender's consent or in conjunction with a subsidiary's failure to comply with various financial covenants.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1997 (i) on an actual basis and (ii) as adjusted to reflect the sale by the Company of the 2,000,000 shares of Common Stock offered hereby at a public offering price of $29.50 per share and the application of the estimated net proceeds therefrom. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                          DECEMBER 31, 1997
                                                         ---------------------
                                                          ACTUAL   AS ADJUSTED
                                                         --------  -----------
                                                                   (UNAUDITED)
                                                            (IN THOUSANDS)
   Total long-term debt, less current portion........... $ 14,526   $ 14,526
                                                         ========   ========
   Minority interest....................................      595        595
                                                         --------   --------
   Stockholders' equity:
     Preferred stock, par value $0.01: 2,000,000 shares
      authorized; no shares issued or outstanding.......       --         --
     Common stock, par value $0.01: 30,000,000 shares
      authorized; 18,149,676 shares issued and
      outstanding; 20,149,676 shares issued and
      outstanding, as adjusted (1)......................      181        201
     Additional paid-in capital.........................   40,451     96,091
     Cumulative translation adjustment..................   (1,099)    (1,099)
     Retained earnings..................................   22,339     22,339
                                                         --------   --------
       Total stockholders' equity.......................   61,872    117,532
                                                         --------   --------
        Total capitalization............................ $ 76,993   $132,653
                                                         ========   ========

---------------------
(1) Based on the number of shares outstanding at December 31, 1997. Excludes:
    (i) 1,427,936 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $11.97 per share; and (ii) 50,000 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $11.45 per share. See
    Note 9 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated statements of income data for the years ended December 31, 1994, 1995, 1996 and 1997 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from the audited consolidated financial statements of the Company. The statements of income data for the year ended December 31, 1993 and the balance sheet data as of December 31, 1993 and 1994 are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. The data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto and other financial information included elsewhere in this Prospectus.

                                FISCAL YEAR ENDED DECEMBER 31,
                         ----------------------------------------------------
                           1993      1994        1995      1996        1997
                         --------  --------    --------  --------    --------
                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS
 OF INCOME DATA:
 Product revenues....... $ 16,998  $ 27,537    $ 51,460  $ 78,815    $ 92,757
 Contract revenues......    6,070     7,223       8,712     9,846       9,120
                         --------  --------    --------  --------    --------
 Total revenues.........   23,068    34,760      60,172    88,661     101,877
 Cost of revenues.......   12,655    17,739      29,723    41,231      48,684
                         --------  --------    --------  --------    --------
 Gross profit...........   10,413    17,021      30,449    47,430      53,193
 Operating expenses:
   Research and
    development.........    1,864     3,981       5,697     9,838      10,581
   Selling, general and
    administrative......    6,415     9,308      15,886    20,590      23,153
   Non-recurring
    expenses............        0         0           0     2,000(1)    9,000(2)
                         --------  --------    --------  --------    --------
    Total operating
     expenses...........    8,279    13,289      21,583    32,428      42,734
                         --------  --------    --------  --------    --------
 Operating income.......    2,134     3,732       8,866    15,002      10,459
 Interest income
  (expense), net........     (338)     (250)       (357)        4        (328)
 Other income
  (expense), net........      123     3,769        (543)       18         233
                         --------  --------    --------  --------    --------
 Income before income
  taxes and minority
  interest..............    1,919     7,251       7,966    15,024      10,364
 Income taxes...........    1,138     1,728       2,888     3,158       5,941
                         --------  --------    --------  --------    --------
 Income before minority
  interest..............      781     5,523       5,078    11,866       4,423
 Minority interest......      269        12          10       151          (2)
                         --------  --------    --------  --------    --------
 Net income............. $  1,050  $  5,535(3) $  5,088  $ 12,017(4) $  4,421
                         ========  ========    ========  ========    ========
 Net income per share--
  assuming dilution .... $   0.07  $   0.33(3) $   0.30  $   0.65(4) $   0.24
                         ========  ========    ========  ========    ========
 Weighted average
  shares outstanding--
  assuming dilution.....   14,610    16,637      17,127    18,394      18,660
                                         DECEMBER 31,
                         ----------------------------------------------------
                           1993      1994        1995      1996        1997
                         --------  --------    --------  --------    --------
                                        (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
 Cash, cash equivalents
  and marketable
  securities............ $ 14,765  $ 16,474    $ 33,818  $ 30,812    $ 29,011
 Working capital........   15,404    17,124      34,221    36,586      39,933
 Total assets...........   29,518    40,995      78,590    93,191     103,146
 Long-term debt, less
  current portion.......    2,022     7,811      11,975    15,769      14,526
 Minority interest......    3,179         6         535       545         595
 Total stockholders'
  equity................   16,825    22,410      45,118    55,473      61,872

---------------------
(1) Represents a one-time charge of $2.0 million ($1.2 million, net of taxes) accrued in connection with patent litigation involving LSL, which resulted in a settlement payment in May 1997.
(2) Represents a one-time charge of $9.0 million accrued in connection with costs incurred in investigating, analyzing and completing the ADCS Group and LSL acquisitions.
(3) Net income and net income per share--assuming dilution in 1994 include a non-recurring gain of approximately $3.6 million, or $0.22 per share-- assuming dilution, related to the restructuring of a joint venture and costs incurred in the acquisition of Vector.
(4) Net income and net income per share--assuming dilution in 1996 include the effect of the ADCS Group's treatment as an S-Corporation for a portion of the year. If the ADCS Group had been taxed as a C-Corporation for all of 1996, the Company's net income and net income per share--assuming dilution would have been approximately $10.5 million and $0.57, respectively, for the year ended December 31, 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. When used in this Prospectus, the words "anticipate," "plan," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein.

OVERVIEW

  ATMI was incorporated in Delaware in 1997 and is the successor registrant to ATM, which was incorporated in Connecticut in 1986 and reincorporated in Delaware in 1987. The Company is a leading supplier of specialty thin film materials and delivery systems, point-of-use environmental equipment and epitaxial processing services for the semiconductor industry. Product revenues include revenues from the sale of consumable thin film materials and materials delivery systems, environmental equipment, consumable resins for effluent abatement and processed epitaxial wafers. Product revenues are recognized upon the shipment of those products. The Company also derives revenues from contract research and development activities related to high performance semiconductor materials and devices and from royalties generated under various license agreements. Contract revenues are recognized using a percentage-of-completion method based upon costs incurred and estimated future costs.

  A substantial majority of ATMI's revenues track "wafer starts" within the semiconductor industry, or the volume of silicon wafers processed into fully functional semiconductor devices. These include revenues derived from the sale of speciality thin film materials that are used in CVD processes and the delivery systems for these materials. Manufacturers seek to replenish these consumable materials on a continuing basis. Furthermore, once the Company's specialty materials are qualified for a specific process, the Company's customers typically source materials from the Company for the lifetime of the process, generating a recurring revenue stream. Similarly, the Company derives a recurring revenue stream from the sale of resins that are used in certain of its environmental equipment products. Additionally, the Company's epitaxial wafer processing services revenues are directly tied to the number of wafers processed for the Company's customers. A smaller portion of ATMI's revenues, principally those derived from environmental equipment sales, track new semiconductor plant construction. In 1997, approximately 73% of the Company's product revenues were from product lines that were primarily related to "wafer starts," while approximately 27% of the Company's product revenues were from product lines that were primarily related to "fab starts," or new plant construction. Because a minority of its revenues are tied to fab starts, the Company believes that its overall business is less volatile than that of a typical semiconductor equipment supplier.

  The Company's products are based primarily on proprietary and patented CVD technologies used in the manufacture of semiconductor devices. The Company's strategy has been to use these technologies to develop and, in conjunction with industry collaborators, sequentially introduce products into high growth markets of the semiconductor industry. Using this phased commercialization strategy, the Company has been able to develop its core CVD technologies and establish businesses to support further commercialization of its products. The Company has also used a targeted acquisition strategy to assist in building critical mass and market position in each of the markets it serves.

  ADCS comprises the thin film materials and related delivery system products of the Company and contributed approximately 45% of consolidated revenues in 1997. The Company entered the thin film materials market in February 1992 with a strategy targeting advanced materials for next-generation devices. As those next-generation markets were evolving and ATMI's new thin film materials were nearing commercialization, the Company sought to accelerate this commercialization by acquiring another supplier currently serving this market with established products and strong distribution and manufacturing capabilities. In October 1997, the Company acquired the ADCS Group and combined the Company's thin film materials and delivery systems business with the business of the ADCS Group.

  EcoSys manufactures, sells and services point-of-use semiconductor environmental equipment and generated approximately 27% of the Company's consolidated revenues in 1997. The Company entered the semiconductor environmental equipment market in 1989 with the introduction of its Novapure dry chemical scrubber. This product was originally designed pursuant to a contract with the Environmental Protection Agency. In 1991, this product and several others resulting from early stage research and development efforts at the Company were contributed to Novapure Corporation ("Novapure"), a joint venture with Millipore Corporation ("Millipore"). In 1994, the Company acquired Vector, a manufacturer of liquid and combustion semiconductor environmental equipment. In conjunction with the sale of certain product lines of Novapure to Millipore in 1994, the Company formed EcoSys by combining the retained rights to the effluent treatment product line of Novapure with Vector's product lines. In 1995, the Company acquired the Guardian Systems product line of combustion semiconductor environmental equipment to further broaden EcoSys' product offerings.

  Epitronics provides end-use customers with thin film epitaxial services covering a variety of materials in the semiconductor industry and generated approximately 28% of the Company's consolidated revenues in 1997. The Company's development of epitaxial processes began in 1987, centered around novel wide bandgap semiconductor materials such as silicon carbide. Through discussions with its customers and development collaborators, the Company recognized that an opportunity existed to create a materials company that could offer epitaxial services for a wide spectrum of semiconductor materials. To complement its silicon carbide and gallium nitride epitaxial thin film technology, the Company acquired Epitronics Corporation, a Phoenix, Arizona-based processor of III-V epitaxial wafers for the wireless and optoelectronics markets in December 1995. The Company integrated the operations of Epitronics Corporation with its Diamond Electronics division in 1996, under the more widely recognized Epitronics name. In October 1997, ATMI acquired LSL, a Mesa, Arizona-based provider of silicon epitaxial wafer processing services. ATMI has integrated the operations of LSL with Epitronics, which now offers a wide spectrum of epitaxial services.

  The acquisitions of Vector, the ADCS Group and LSL have been accounted for as pooling-of-interests transactions. As a result, the Consolidated Financial Statements of the Company have been restated to include the results of Vector, the ADCS Group and LSL for all periods presented.

  On February 20, 1998, the Company announced that it had entered into a definitive merger agreement with NOW Technologies pursuant to which NOW Technologies would become a wholly-owned subsidiary of the Company. While the exact number of shares of Common Stock to be issued by the Company to the shareholders of NOW Technologies will not be determined until the third trading day prior to the closing, the number of shares to be issued will range from 1.20 million to 1.64 million (excluding shares issuable upon exercise of outstanding options). The merger is intended to be treated as a tax-free reorganization and to be accounted for as a pooling of interests. For the twelve months ended December 31, 1997, NOW Technologies had total revenues of approximately $15.0 million. There can be no assurance that this transaction will be completed.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, certain items from the Company's consolidated statements of income expressed as a percentage of total revenues:

                                                              PERCENTAGE OF
                                                             TOTAL REVENUES
                                                            -------------------
                                                            FISCAL YEAR ENDED
                                                              DECEMBER 31,
                                                            -------------------
                                                            1995   1996   1997
                                                            -----  -----  -----
Product revenues...........................................  85.5%  88.9%  91.0%
Contract revenues..........................................  14.5   11.1    9.0
                                                            -----  -----  -----
Total revenues............................................. 100.0  100.0  100.0
Cost of revenues...........................................  49.4   46.5   47.8
                                                            -----  -----  -----
Gross profit...............................................  50.6   53.5   52.2
Operating expenses:
 Research and development..................................   9.5   11.1   10.4
 Selling, general and administrative.......................  26.4   23.2   22.7
 Non-recurring expenses....................................   0.0    2.3    8.8
                                                            -----  -----  -----
  Total operating expenses.................................  35.9   36.6   41.9
                                                            -----  -----  -----
Operating income...........................................  14.7   16.9   10.3
Interest income (expense), net.............................  (0.6)   0.0   (0.3)
Other income (expense), net................................  (0.9)   0.0    0.2
                                                            -----  -----  -----
Income before income taxes and minority interest...........  13.2   16.9   10.2
Income taxes...............................................   4.8    3.6    5.8
                                                            -----  -----  -----
Income before minority interest............................   8.4   13.4    4.3
Minority interest..........................................   0.0    0.2    0.0
                                                            -----  -----  -----
Net income.................................................   8.5%  13.6%   4.3%
                                                            =====  =====  =====

COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  Revenues. Total revenues increased 15% to $101.9 million in 1997 from $88.7 million in 1996, and increased 47% in 1996 from $60.2 million in 1995. Product revenues increased 18% to $92.8 million in 1997 from $78.8 million in 1996, and increased 53% in 1996 from $51.5 million in 1995. Commercial product revenues have grown rapidly, such that they comprised 91.0% of total revenues in 1997 compared to 88.9% in 1996 and 85.5% in 1995.

  Over the three year period, ADCS revenues grew at a rate in excess of the growth rate of the semiconductor industry. ADCS revenues increased 41% in 1997 when compared to 1996. This growth was primarily attributable to a substantial increase in SDS product sales as well as the conversion of SDS revenues in the fourth quarter of 1996 from a royalty stream to a product revenue stream. ADCS thin film materials revenues increased 17% in 1997 when compared to 1996. This materials revenue growth included sales to new customers as well as increased sales to existing accounts. Revenues from the sale of materials delivery equipment increased only 2% when comparing the two periods, due primarily to a shift away from an OEM distribution channel to a direct sales channel where, particularly in the second quarter of 1997, the OEM equipment orders slowed in advance of any increase in end-user orders.

  Sales of materials and delivery systems increased 42% in 1996 when compared to 1995. This growth was primarily due to market share gains in Europe and Asia along with increased sales to existing customers. Increased acceptance of the Company's delivery and refill hardware systems also generated revenue growth over this period.

  The SDS product line began to have a significant impact on the Company's revenue growth in 1996. The revenue from this product line changed in late 1996 from a royalty stream to a product revenue stream. As a result, sales of this product represented 5.0% of total revenues in 1996, up from 1.5% of total revenues in 1995.

  By leveraging its technology leadership and full service philosophy in the market for semiconductor environmental equipment, EcoSys increased market share in the face of a declining overall capital equipment market in 1996 and the first half of 1997. EcoSys revenues increased 9% in 1997 when compared to 1996 and increased 48% in 1996 when compared to 1995. The 1997 increase was attributable to a slight increase in equipment sales and continued growth in sales of consumable resins. The December 1995 acquisition of the Guardian Systems product line, which was accounted for as a purchase transaction, was responsible for a portion of the revenue growth in 1996.

  Epitronics revenues increased 2% in 1997 when compared to 1996. Growth in the smaller gallium arsenide and wide bandgap product lines was tempered by a slight increase in silicon epitaxial services revenues. The relative flatness in silicon epi revenues was primarily a result of production downtime associated with the relocation of manufacturing equipment to the Company's new Mesa, Arizona facility, which was completed in July 1997. Additionally, a diversion of management's attention during early 1997 related to the negotiation and sale of the silicon epi business to ATMI had a slight negative effect on revenue growth during that period. Prior to 1997, Epitronics revenues had grown significantly, driven primarily by increased customer demand for the silicon processing services of the Company. Epitronics revenues increased 50% in 1996 when compared to 1995.

  Contract revenues decreased 7% to $9.1 million, or 9.0% of total revenues, in 1997 from $9.8 million, or 11.1% of total revenues, in 1996. The decline in 1997 resulted from a general decrease in government funding of the Company's contract research activities, reflecting the completion of certain contract research programs and the Company's decision to focus on research relating to specific, commercially relevant efforts. General increases in government funding of ATMI research resulted in the growth of contract revenues in previous years. Government funding increased 13% to $9.8 million in 1996 from $8.7 million in 1995. The increased research funding in 1996 was primarily focused on materials development, device processing and device design activities within ADCS and Epitronics.

  Gross Profit. Cost of revenues is comprised of material, labor and overhead in differing proportions, depending on the business unit within the Company. EcoSys' cost of revenues consists primarily of material costs, while ADCS' costs have a higher relative labor content and Epitronics' costs consist primarily of indirect costs of maintaining an epi facility. Additionally, contract revenue costs consist of direct labor and material and indirect costs associated with the performance of government contracted research activity.

  Gross profit increased 12% to $53.2 million in 1997 from $47.4 million in 1996. Gross margin decreased to 52.2% of revenues in 1997 from 53.5% of revenues in 1996. Gross margin on product revenues decreased to 56.0% in 1997 from 58.3% in 1996. The decrease of product margins was primarily attributable to lower margins in the silicon epi business due to the relocation of manufacturing equipment during the first half of 1997 and duplicate facility costs during that period. Additionally, margin decreases were caused by lower selling prices to end-user customers of ADCS and the fact that the SDS revenue stream was a smaller but higher margin royalty stream in 1996. Margin decreases were partially offset by the improved margin profile of the overall product mix of EcoSys in 1997. Gross margin on contract revenues decreased to 13.7% in 1997 from 15.3% in 1996. Contract margins varied slightly when comparing the two periods due to different fee arrangements and indirect cost absorption.

  Gross profit increased 56% to $47.4 million in 1996 from $30.4 million in 1995 and gross margin improved to 53.5% of revenues in 1996 from 50.6% of revenues in 1995. In 1996, ATMI's sales mix continued to shift toward greater volumes of high-margin products. Gross margin on product revenues increased 57% to $45.9 million in 1996 from $29.2 million in 1995. Product gross margin improved to 58.3% of product revenues in 1996, up from 56.8% of product revenues in 1995. The improved product margins in 1996 were attributable primarily to higher margins on epitaxial processing due to efficiencies gained with increased volume and to the significant increases in royalties in connection with SDS product line growth. Gross profit on contract revenues increased 23% to $1.5 million in 1996 from approximately $1.2 million in 1995, while gross margin on contract revenues increased to 15.3% in 1996 from 14.0% in 1995. Contract margins can vary from year to year based on the mix of cost-type, fixed-price and cost sharing arrangements. Additionally, different fee arrangements and indirect cost absorption can result in some margin variability.

  Research and Development Expenses. Research and development expenses consist of personnel and other indirect costs for internally funded product development. These expenses are complemented by the externally funded research activities relating to contract revenues. Research and development expenses increased 8% to $10.6 million in 1997 from $9.8 million in 1996, and increased 73% in 1996 from $5.7 million in 1995. The 1997 increase was primarily due to increased staffing for several development efforts pertaining to certain of the Company's advanced thin film technology and related applications. The 1996 increase was primarily due to expansion of product development efforts within EcoSys and ADCS and increased spending to expand and protect the SDS technology portfolio. Research and development expenses as a percentage of revenues decreased to 10.4% in 1997, compared with 11.1% in 1996, which was an increase from 9.5% in 1995. The percentage of research and development expenses to revenues is expected to remain relatively constant in the foreseeable future.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 12% to $23.2 million in 1997 from $20.6 million in 1996, and increased 30% in 1996 from $15.9 million in 1995. The increases were primarily due to increased corporate administrative costs, increased commissions on higher product revenues and increased product marketing activity. ATMI's variable selling costs grew in 1996 in line with the Company's revenue growth. ATMI also added administrative staff in 1996 to support revenue growth and incurred increased costs related to the businesses acquired in 1995. Selling, general and administrative expenses as a percentage of revenues decreased to 22.7% in 1997, compared with 23.2% in 1996 and 26.4% in 1995.

  Non-Recurring Expenses. The 1997 operating results included a one-time, non-recurring charge of $9.0 million related to the costs incurred in investigating, analyzing and completing the ADCS Group and LSL acquisitions. These costs included legal, accounting and investment banking fees as well as miscellaneous expenses incurred in connection with the transactions that closed in the fourth quarter of 1997. The 1996 operating results included a one-time charge of $2.0 million accrued in connection with patent litigation involving LSL, which resulted in a settlement payment in May 1997.

  Interest Income (Expense), Net. Interest income is primarily derived from interest earned on the Company's cash, cash equivalents and marketable securities. Interest income decreased 10% to $1.5 million in 1997 from $1.6 million in 1996, and increased 70% in 1996 from $1.0 million in 1995. The Company's invested cash balances were lower in 1997 than in 1996 due to net cash outflow during the year, primarily from the costs incurred in closing the ADCS Group and LSL acquisitions in the fourth quarter of 1997. The increase in interest income in 1996 was due to the Company's invested cash balances throughout 1996 being significantly higher than in 1995 due to the Company's public offering of common stock in October 1995. Interest expense increased 11% to $1.8 million in 1997 from $1.6 million in 1996, and increased 24% in 1996 from $1.3 million in 1995. The 1997 increase was due to larger debt balances outstanding during 1997, while the 1996 increase was primarily attributable to increased borrowings under capital lease commitments at Epitronics as well as the mortgage on the Mesa, Arizona facility.

  Income Taxes. ATMI's income tax expense related to United States federal and state taxes on income generated, partially offset by the utilization of loss carryforwards and available federal and state tax credits. Income tax expense increased 88% to $5.9 million in 1997 from $3.2 million in 1996, and increased 9% in 1996 from $2.9 million in 1995. The effective income tax rate increased to 57.3% in 1997 from 21.0% in 1996 and decreased from 36.3% in 1995. The significant increase in 1997 to a level above statutory rates was due in part to the 1997 operating results including the $9.0 million non-recurring charge related to the ADCS Group and LSL acquisitions for which no tax benefit has been taken. The decline in the effective rate in 1996 was the result of the ADCS Group's being taxed as an S-Corporation for a portion of 1996. The Company expects the effective tax rate to approach fully taxed rates in 1998.

  Minority Interest. Minority interest represents the 30% interest held by K.C. Tech Co., Ltd. ("K.C. Tech") in the operations of ADCS-Korea, a South Korean chusik hoesa, which is a joint venture established to manufacture, sell and distribute chemicals to the semiconductor and related industries in South Korea.

  Earnings Per Share. Earnings per share, on a diluted basis, decreased 63% to $0.24 per share in 1997 from $0.65 per share in 1996, and increased 117% in 1996 from $0.30 per share in 1995. However, after adjusting earnings to exclude the non-recurring charges recognized in 1997 and 1996, and to adjust 1996 earnings on a pro forma basis to treat the ADCS Group as a C-Corporation for all of 1996, earnings per share, on a diluted basis, increased 13% to $0.72 per share in 1997 from $0.64 per share in 1996, and increased 113% in 1996 from $0.30 per share in 1995.

  Basic earnings per share under Financial Accounting Standards Board Statement No. 128 ("FAS 128") decreased 63% to $0.26 per share in 1997 from $0.70 per share in 1996, and increased 119% in 1996 from $0.32 per share in 1995.

SELECTED QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain unaudited consolidated quarterly financial information for the eight quarters ended December 31, 1997, as well as such data expressed as a percentage of the Company's total revenues for the periods indicated. In the opinion of the Company's management, this information has been prepared on the same basis as the audited Consolidated Financial Statements appearing elsewhere in this Prospectus and includes adjustments (consisting only of normal recurring adjustments) necessary to present fairly the unaudited quarterly results set forth herein.

                                                       QUARTER ENDED
                         --------------------------------------------------------------------------------
                                     FISCAL 1996                               FISCAL 1997
                         --------------------------------------    --------------------------------------
                         MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,    MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,
                           1996      1996      1996      1996        1997      1997      1997      1997
                         --------  --------  --------- --------    --------  --------  --------- --------
                                                      (IN THOUSANDS)
Product revenues........ $18,702   $20,623    $20,272  $19,218     $19,895   $21,239    $25,293  $26,330
Contract revenues.......   2,483     2,212      2,784    2,367       2,618     2,282      2,221    1,999
                         -------   -------    -------  -------     -------   -------    -------  -------
Total revenues..........  21,185    22,835     23,056   21,585      22,513    23,521     27,514   28,329
Cost of revenues........   8,713    11,207     10,946   10,365      11,487    11,414     12,541   13,242
                         -------   -------    -------  -------     -------   -------    -------  -------
Gross profit............  12,472    11,628     12,110   11,220      11,026    12,107     14,973   15,087
Operating expenses:
 Research and
  development...........   2,835     2,318      1,774    2,911       2,465     2,643      2,755    2,718
 Selling, general and
  administrative........   5,274     5,310      5,297    4,709       5,155     5,776      6,261    5,961
 Non-recurring
  expenses..............       0         0          0    2,000(1)        0         0          0    9,000(2)
                         -------   -------    -------  -------     -------   -------    -------  -------
  Total operating
   expenses.............   8,109     7,628      7,071    9,620       7,620     8,419      9,016   17,679
                         -------   -------    -------  -------     -------   -------    -------  -------
Operating income
 (loss).................   4,363     4,000      5,039    1,600       3,406     3,688      5,957   (2,592)
Interest income
 (expense), net.........       7        43        (87)      41          16       (60)       (64)    (220)
Other income (expense),
 net....................      10         0          0        8          (5)       22        (17)     233
                         -------   -------    -------  -------     -------   -------    -------  -------
Income (loss) before
 income taxes and
 minority interest......   4,380     4,043      4,952    1,649       3,417     3,650      5,876   (2,579)
Income taxes............   1,518       796        627      217         920       990      1,872    2,159
                         -------   -------    -------  -------     -------   -------    -------  -------
Income (loss) before
 minority interest......   2,862     3,247      4,325    1,432       2,497     2,660      4,004   (4,738)
Minority interest.......      53        11         65       22          19       (44)       (23)      46
                         -------   -------    -------  -------     -------   -------    -------  -------
Net income (loss)....... $ 2,915   $ 3,258    $ 4,390  $ 1,454     $ 2,516   $ 2,616    $ 3,981  $(4,692)
                         =======   =======    =======  =======     =======   =======    =======  =======
                                               PERCENTAGE OF TOTAL REVENUES
                         --------------------------------------------------------------------------------
Product revenues........    88.3%     90.3%      87.9%    89.0%       88.4%     90.3%      91.9%    92.9%
Contract revenues.......    11.7       9.7       12.1     11.0        11.6       9.7        8.1      7.1
                         -------   -------    -------  -------     -------   -------    -------  -------
Total revenues..........   100.0     100.0      100.0    100.0       100.0     100.0      100.0    100.0
Cost of revenues........    41.1      49.1       47.5     48.0        51.0      48.5       45.6     46.7
                         -------   -------    -------  -------     -------   -------    -------  -------
Gross profit............    58.9      50.9       52.5     52.0        49.0      51.5       54.4     53.3
Operating expenses:
 Research and
  development...........    13.4      10.2        7.7     13.5        10.9      11.2       10.0      9.6
 Selling, general and
  administrative........    24.9      23.3       23.0     21.8        22.9      24.6       22.8     21.0
 Non-recurring
  expenses..............     0.0       0.0        0.0      9.3(1)      0.0       0.0        0.0     31.8(2)
                         -------   -------    -------  -------     -------   -------    -------  -------
  Total operating
   expenses.............    38.3      33.4       30.7     44.6        33.8      35.8       32.8     62.4
                         -------   -------    -------  -------     -------   -------    -------  -------
Operating income
 (loss).................    20.6      17.5       21.9      7.4        15.1      15.7       21.7     (9.1)
Interest income
 (expense), net.........     0.0       0.2       (0.4)     0.2         0.1      (0.3)      (0.2)    (0.8)
Other income (expense),
 net....................     0.0       0.0        0.0      0.0         0.0       0.1       (0.1)     0.8
                         -------   -------    -------  -------     -------   -------    -------  -------
Income (loss) before
 income taxes and
 minority interest......    20.7      17.7       21.5      7.6        15.2      15.5       21.4     (9.1)
Income taxes............     7.2       3.5        2.7      1.0         4.1       4.2        6.8      7.8
                         -------   -------    -------  -------     -------   -------    -------  -------
Income (loss) before
 minority interest......    13.5      14.2       18.8      6.6        11.1      11.3       14.6    (16.7)
Minority interest.......     0.3       0.0        0.3      0.1         0.1      (0.2)      (0.1)     0.2
                         -------   -------    -------  -------     -------   -------    -------  -------
Net income (loss).......    13.8%     14.3%      19.0%     6.7%       11.2%     11.1%      14.5%   (16.6)%
                         =======   =======    =======  =======     =======   =======    =======  =======

---------------------
(1) Represents a one-time charge of $2.0 million ($1.2 million, net of taxes) accrued in connection with patent litigation involving LSL, which resulted in a settlement payment in May 1997.
(2) Represents a one-time charge of $9.0 million accrued in connection with costs incurred in investigating, analyzing and completing the ADCS Group and LSL acquisitions.

  The Company's quarterly results have in the past been subject to fluctuation and, thus, the operating results for any quarter are not necessarily indicative of results for any future fiscal period. The Company expects to experience similar, or perhaps even more substantial, fluctuations in the future. These fluctuations can be caused by a variety of factors which, in the past, have included the timing of significant orders from, and shipments to, customers, the timing and market acceptance of new products, the timing and amount of bonus and incentive payments to employees, the effect of taxes and the impact of various non-recurring expenses. There can be no assurance as to any future levels of revenues, losses or profits. The Company believes there is no seasonal nature to its business.

LIQUIDITY AND CAPITAL RESOURCES

  To date, the Company has financed its activities through the sale of equity, external research and development funding, various lease and debt instruments and operations. The Company's working capital increased to $39.9 million at December 31, 1997 from $36.6 million at December 31, 1996.

  In 1997, operations provided cash of approximately $5.9 million. Working capital increases, most notably in accounts receivable, inventory and other assets, resulted in significant uses of cash during 1997. The $9.0 million of non-recurring transaction costs, expensed in the fourth quarter of 1997, reduced the cash generated from operations by approximately $7.0 million, as approximately $2.0 million remained unpaid at December 31, 1997. Net cash generated from operations in 1996 of approximately $13.3 million was due principally to the increased profitability of the Company for the year. In 1995, ATMI generated net cash from operations of $7.2 million, primarily due to the profitability of operations, which was offset by a significant increase in accounts receivable because of end-of-the-year product shipments.

  The Company's investing activities included capital expenditures of $6.3 million, $11.6 million and $6.3 million in 1997, 1996 and 1995, respectively. The 1997 expenditures included both the installation of SDS manufacturing capacity in the Danbury, Connecticut facility and an increase in epitaxial capacity in Epitronics' Arizona facilities. In addition, the Company anticipates the purchase of a reactor for $2.5 million in 1998. Capital expenditures for 1996 included final construction of Epitronics' manufacturing facility in Mesa, Arizona, as well as manufacturing expansion for EcoSys and ADCS-Korea, and laboratory construction for customer application work for EcoSys. Capital expenditures in 1995 were for renovations and leasehold improvements to the Company's Danbury and San Jose, California facilities, upgrades to the Company's information systems and purchases of laboratory equipment.

  Among other investing activities, the Company sold $0.8 million in marketable securities in 1997, while in 1996, ATMI sold $3.6 million in marketable securities and made a $4.0 million payment in connection with the 1995 acquisition of the Guardian Systems product line. During 1995, ATMI made a $1.0 million investment in Candescent Technologies Corporation (formerly Silicon Video Corporation) in conjunction with a joint development program, and purchased $11.2 million of marketable securities with the proceeds received from the 1995 public offering of common stock.

  As of December 1997, ATMI has financed a significant portion of its capital equipment purchases, particularly the silicon epitaxial capacity currently in place, through capital leases with approximately $8.9 million of capital lease obligations outstanding. Financial institutions have also provided collateral-based loans for other equipment purchases, and approximately $6.1 million of notes payable to commercial banks was outstanding as of December 31, 1997. In addition, the State of Connecticut has extended loans of $1.8 million to assist in the renovation of the Company's Danbury facility. At December 31, 1997, $2.0 million remained outstanding on a promissory note related to the Company's 1995 acquisition of the Guardian Systems product line. At December 31, 1997, $19.9 million of loans and financing remained outstanding. Management believes that its debt service obligations can be adequately satisfied by cash flows from operations.

  ATMI believes the proceeds from the sale of Common Stock offered hereby, in combination with existing cash balances, marketable securities, existing sources of liquidity and anticipated funds from operations, including those of the newly acquired businesses, will satisfy its projected working capital and other cash requirements through at least the end of 1998. However, ATMI believes the level of financing resources available to it is an important competitive factor in its industry and may seek additional capital prior to the end of that period. Additionally, ATMI considers, on a continuing basis, potential acquisitions of technologies and businesses complementary to its current business. Other than the proposed acquisition of NOW Technologies, there are no present understandings, commitments or agreements with respect to any such acquisition. However, any such transaction may affect ATMI's future capital needs.

OPERATIONS OUTSIDE THE UNITED STATES

  In the years ended December 31, 1995, 1996 and 1997, sales outside the United States, including Asia and Europe, accounted for 25.5%, 28.9%, and 21.9%, respectively, of the Company's revenues. The Company anticipates its sales outside the United States will continue to account for significant percentage of its revenues. In addition, the Company has entered into a joint venture agreement with K.C. Tech pursuant to which it has a 70% interest in ADCS-Korea, a South Korean chusik hoesa, which manufactures, sells and distributes thin film materials to the semiconductor and related industries in South Korea.

YEAR 2000 COMPLIANCE

  The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "Year 2000" problem is pervasive and complex, as virtually every computer operation will be affected in the same way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

  The Company is utilizing both internal and external resources to identify, correct or reprogram, and test its systems for Year 2000 compliance. It is anticipated that all reprogramming efforts will be complete by December 31, 1998, allowing adequate time for testing. This process includes obtaining confirmations from the Company's primary vendors that plans are being developed or are already in place to address processing of transactions in the year 2000. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be converted in a timely fashion or that any such failure to convert by another company would not have an adverse effect on the Company's systems. Management is in the process of completing its assessment of the Year 2000 compliance costs. However, based on currently available information (excluding the possible impact of vendor systems which management currently is not in a position to evaluate), management does not believe that these costs will have a material effect on the Company's earnings.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

  The statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). These forward-looking statements represent the Company's present expectations or beliefs concerning future events. The Company cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward looking statements including those factors identified in "Risk Factors." Results actually achieved thus may differ materially from expected results included in these statements.

                                   BUSINESS

INTRODUCTION

  ATMI is a leading supplier of thin film materials, equipment and services used worldwide in the manufacture of semiconductor devices. The Company targets high growth consumable and equipment markets within the semiconductor industry with proprietary and patented products based on chemical vapor deposition ("CVD") technology. The Company currently provides: (i) a broad range of ultrahigh purity thin film materials and related delivery systems;
(ii) a full line of point-of-use semiconductor environmental equipment and services; and (iii) specialty epitaxial thin film deposition services. Over the last three years, the Company has achieved a leadership position in each of its target markets by providing a more complete line of products than its competitors. ATMI's strategy is to continue its growth through product line expansion in each of its existing markets and to leverage its core technology to create new high growth businesses. The Company's customers include most of the leading semiconductor manufacturers in the world.

  ATMI has capitalized on the growth of the semiconductor industry in general, and CVD processing in particular, by providing leading edge products and services in each of its target markets. The Company's ADCS division develops and markets ultrahigh purity thin film materials and proprietary delivery systems. ADCS is also the developer of the "Safe Delivery System," or SDS, which stores dangerous gases as solids in cylinders, providing increased safety and substantially greater operating efficiencies. The Company believes its EcoSys division is the only provider of point-of-use environmental equipment offering all of the key technologies for semiconductor effluent abatement. The Company's Epitronics division is a world leader in specialty epitaxial services, providing high quality processing of silicon and next-generation III-V and wide bandgap wafers. ADCS, EcoSys and Epitronics accounted for approximately 45%, 27% and 28%, respectively, of the Company's revenues in 1997. The Company's business mix consists predominantly of consumables and services which track wafer starts, or the volume of silicon wafers processed into fully functional semiconductor devices. Consequently, ATMI believes that its overall business is less volatile than that of a typical semiconductor capital equipment supplier.

INDUSTRY BACKGROUND

  The semiconductor industry has grown substantially in recent years as semiconductor devices have proliferated in a wide variety of consumer and industrial products, especially in computing, networking and communications equipment. According to VLSI Research Inc., the semiconductor industry achieved worldwide sales in 1996 of $138 billion and is estimated to achieve worldwide sales of over $343 billion in 2001. This increase in demand for semiconductor devices has been fueled by the ability of semiconductor manufacturers to deliver products with consistently enhanced performance characteristics and functionality, improved reliability, increased memory capacity and reduced size, weight, power consumption and cost. These advances have been made possible by innovations in the fabrication processes, equipment and the materials used in manufacturing advanced semiconductor devices. At the same time, as the construction and management of fabrication facilities has become more complex, semiconductor manufacturers have sought to streamline their vendor relationships and reduce the number of vendors upon which they rely, which in turn has driven significant consolidation among the providers of semiconductor capital equipment and materials and materials delivery systems.

  Semiconductor devices are manufactured by repeating a complex series of process steps on a wafer substrate, usually made of silicon. The primary process steps include deposition, patterning and etch. During deposition, several layers of conducting, semiconducting or insulating thin films are formed on a wafer. Precise and reliable control of the deposition of these films is vital to the ultimate performance of an individual device. The initial method of thin film deposition was physical vapor deposition ("PVD"), which has in recent years been largely supplanted by CVD for the deposition of semiconducting and insulating thin films. In the CVD process, wafers are placed in a sophisticated reaction chamber (a "reactor"), and a specially designed gas or vaporized liquid material is introduced. Simultaneously, a form of energy (e.g., heat or plasma) is added to the reactor to cause the decomposition of the material being introduced. As a result of this decomposition, a thin film of material is deposited on the surface of the wafer.

  The advantages of CVD include the relative thinness of the films applied to the wafer, as well as their conformality (ability to coat evenly, especially in holes and trenches designed into the device), purity and ability to coat large areas. These advantages have led to rapid growth in sales of reactors and related CVD process consumables and equipment. Consumables and related equipment include the raw materials used in the CVD process and the delivery systems required to transport the materials around a semiconductor plant and to a reactor. Related equipment also includes specially designed environmental equipment that is used to abate the toxic or otherwise hazardous effluent from CVD reactors.

  In addition to deposition on patterned wafers, CVD thin film processes are used to prepare bare wafers prior to the fabrication of integrated circuits to provide the wafer surfaces with the desired uniformity of electrical and physical properties. Such CVD thin film deposition is referred to as epitaxial deposition, and such wafers when processed are referred to as epitaxial, or "epi," wafers. The complexity, sensitivity and capital intensive nature of the CVD processes used for epitaxy have created a market for epitaxial thin film deposition services, or essentially contract manufacture of epi wafers using CVD processes.

  Materials and Delivery Systems

  The market for semiconductor thin film consumables has expanded with the growth of the market for semiconductor devices. The design of new thin film deposition materials and equipment to transport these materials around a semiconductor plant and to reactors has experienced ongoing innovation driven by the demand for expanding semiconductor device capabilities and corresponding decreases in circuit dimensions. Safe and effective thin film deposition requires dedicated systems designed to deliver and vaporize precursor materials for deposition in reactors without contamination or inadvertent release of toxic gases. Tetraethylorthosilicate ("TEOS") is a principal liquid precursor material used in the deposition of silicon dioxide layers, which generally serve as insulators between the conductive layers in a semiconductor device. Other important materials include trimethylphosphite ("TMP"), triethylphosphate ("TEPO"), trimethylborate ("TMB") and triethylborate ("TEB"), which are used for the deposition of phosphorous and boron containing materials.

  Because thin film precursors are consumables, the market for these materials and delivery systems generally tracks wafer starts, as opposed to the market for equipment, which generally tracks investment in new plants. The thin film materials market is also characterized by segmentation into a wide variety of material types and forms. For example, most thin film precursors are now sold as pressurized gases, which allows for easy transport around a typical semiconductor manufacturing plant. However, many of these gases are toxic and/or hazardous, leading to the development of safer alternatives including the use of liquid or solid CVD precursors and the adoption of gas handling technologies and delivery systems that minimize the danger of a catastrophic release of toxic gas. The Company estimates that the total annual market for thin film precursor materials and delivery systems exceeds $500 million and is growing at a rate in excess of 15% per year.

  Environmental Equipment

  The use of CVD processes has also required the development of environmental equipment designed to abate the effluent from CVD reactors. In general, less than 25% of the materials entering a CVD reactor are deposited as a thin film. The remainder of the source materials, and certain by-products, constitute an effluent stream containing toxic and hazardous material that must be abated to meet increasingly strict worldwide environmental, safety and health regulations. Traditionally, abatement has been accomplished by the use of "whole plant" environmental systems which aggregate the effluents from an entire facility. However, growing variations in the processes utilized and the drive for increased productivity have led to the growth of point-of-use environmental systems in which a single environmental unit is attached to a single reactor. This approach provides for superior abatement because the system can be tuned to the unique hazards of a particular effluent stream. In addition, point-of-use environmental systems can improve plant productivity by reducing downtime associated with servicing environmental systems. The Company believes the market for this type of point-of-use environmental equipment exceeds $200 million per year.

  Specialty Epitaxial Deposition Services

  The demand for higher performance integrated circuits and discrete semiconductor devices has driven the use of epitaxial wafers in a wide variety of applications. Because epitaxy involves a high degree of expertise and requires significant capital expenditures, a merchant market for epitaxial wafers, primarily silicon epitaxial wafers, has in recent years grown to more than $1.2 billion. This market is subdivided into "generic" wafers for high volume applications such as dynamic random access memory ("DRAM") and "specialty" wafers for use in applications such as automotive electronics and sensors, silicon-based low power telecommunications circuits, analog power controls and robust application-specific integrated circuits. The Company believes that specialty epi products currently account for approximately 15% of the total epi wafer market and will constitute a significant portion of the overall growth of the merchant market for epitaxial wafers.

  The continued drive for improved device performance and new applications for integrated circuits has led to the development and commercialization of alternative semiconductor technologies. A newer generation of devices has emerged that utilize epitaxial wafers made of III-V and wide bandgap materials, as opposed to silicon, to achieve this improved performance. III-V semiconductors, including gallium arsenide and indium phosphide, are finding increasing use in wireless communication devices where high frequency performance is critical, in optoelectronic devices where the electronic structure of the III-V semiconductors allows energy efficient light generation and in solar cells for satellite applications where efficient generation of electricity is critical. Wide bandgap semiconductors such as silicon carbide and gallium nitride offer advantages in high power, optoelectronic and high temperature devices.

  The following depicts various aspects of the CVD process and ATMI's related products and services:

     [DIAGRAM DEPICTING EQUIPMENT AND VARIOUS ASPECTS OF THE CVD PROCESS]

1. Gases Most semiconductor thin film processes use high pressure gases either to "carry" material into a reactor or as "source materials" that decompose to form a thin film. ATMI manufactures a novel low pressure gas delivery system called the SDS that provides for exceptional safety in handling gaseous source materials.

2. Liquid Source Materials Many CVD source materials are now liquids. ATMI designs, develops, and manufactures liquid source materials that decompose in a CVD reactor to form metallic, semiconducting, or insulating thin films.

3. Liquid Delivery Systems Continuous liquid refill and vaporization systems maximize the productivity of CVD tools. ATMI manufactures and sells a variety of innovative refill and vaporization systems.

4. Thin Film Deposition As source materials enter the CVD reactor, they encounter energy in the form of heat or plasma. The energy decomposes the source material to yield a functional thin film. ATMI provides contract CVD thin film epitaxial services to semiconductor manufacturers.

5. Effluent Gas Treatment Only a small percentage of the source material is actually decomposed, with the remainder flushed out of the reactor via vacuum pumping systems. ATMI manufactures systems that minimize the release of reactor effluent into the environment.

--------------------------------------------------------------------------------

ATMI STRATEGY

  ATMI is a leading supplier of thin film materials and related delivery systems, a full line of point-of-use semiconductor environmental equipment and specialty epitaxial deposition services for the semiconductor industry. The Company's objective is to establish and enhance leadership positions in each of the markets it serves. The Company's strategy consists of the following key elements:

  Leverage CVD Technology Leadership. The Company has invested extensively in developing proprietary and patented CVD thin film technology which it leverages to commercialize new products to meet customer requirements. Its CVD technology is based on a multidisciplinary approach that draws upon the experience of ATMI's personnel in the areas of chemistry, physics, materials science and electrical engineering. ATMI dedicates significant resources to maintaining its expertise in CVD technology and protecting its intellectual property, which now includes 86 issued U.S. patents and numerous counterparts outside the United States. The Company intends to continue to develop new products and new lines of business that leverage its core competencies.

  Target High Growth Semiconductor Markets. ATMI targets semiconductor markets where technology-driven paradigm shifts are occurring or are enabled by the use of ATMI's core technologies. The Company typically focuses on markets with high growth rates and that require products that are consumed in the production process, such as thin film materials. For example, ATMI believes that the market for low pressure gas delivery systems and related consumables, served by the Company's SDS gas delivery product line, is growing at a rate in excess of the overall growth rate of the semiconductor equipment industry.

  Accelerate Product Introduction Through Strategic Alliances. ATMI forms strategic alliances, including joint development programs and collaborative marketing efforts, to accelerate the introduction of its products into markets that have manufacturing and/or distribution barriers. Most of ATMI's strategic alliances are with leading semiconductor manufacturers, such as IBM, Lucent Technologies, Micron Technology, Siemens and Texas Instruments, each of which has participated in advanced materials development programs with the Company. Such programs enhance ATMI's core technology base and promote the introduction of targeted products while reducing the Company's need to make research and development and capital expenditures. In addition, since the Company's inception, the United States government has provided approximately $62.0 million in research funding directed towards the costly development of new thin film processes and materials for complex electronic devices.

  Provide Full Market-Basket Solutions. To address semiconductor manufacturers' desire to streamline their vendor relationships, ATMI seeks to provide a full market-basket solution, or "one-stop shopping," in each of its target markets. To provide such capability, ATMI pursues internal development of new products and seeks to acquire complementary product lines and services to continually expand its capabilities. For example, the Company acquired "wet" and "combustion" scrubber product lines to complement its internally developed "dry" scrubber product line in order to expand its capabilities to abate effluents from all major semiconductor front-end processes. This approach allows EcoSys to serve a wide spectrum of the semiconductor industry's environmental needs and to provide comprehensive worldwide service.

BUSINESSES AND PRODUCTS

  ATMI conducts its operations through three primary divisions: ADCS, EcoSys and Epitronics. ADCS designs, manufactures and markets ultrahigh purity thin film materials and their related delivery systems equipment for CVD, diffusion and etch applications in the semiconductor and semiconductor equipment manufacturing industries. EcoSys manufactures, sells and services point-of-use environmental equipment for the semiconductor industry. Epitronics provides specialty epitaxial deposition services to the semiconductor industry for a wide variety of end-use applications.

-----------------------------------------------------------------------------------------------
   DIVISION                    BUSINESS                               PRODUCTS
-----------------------------------------------------------------------------------------------
   ADCS        Thin film materials and delivery systems . Thin film materials
                                                        . Liquid delivery systems
                                                        . Gas delivery systems
-----------------------------------------------------------------------------------------------
   EcoSys      Point-of-use environmental equipment     . Novapure dry scrubbers
                                                        . Vector liquid scrubbers
                                                        . Guardian active oxidation scrubbers
-----------------------------------------------------------------------------------------------
   Epitronics  Specialty thin film deposition services  . Silicon epitaxial services
                                                        . III-V epitaxial services
                                                        . Wide bandgap epitaxial services
-----------------------------------------------------------------------------------------------

  Consistent with its corporate strategy, the Company actively explores new opportunities to commercialize its core technology. In January 1998, the Company announced the formation of its Emosyn division. Emosyn intends to develop and commercialize smart card devices employing the Company's ferroelectric materials and process integration technology. The Company developed this technology in a consortium with IBM, Micron Technology and Texas Instruments. Emosyn recently entered into a strategic alliance with a subsidiary of SMH Swatch, the largest watch maker in Switzerland, to design, develop, manufacture and distribute integrated circuits for use in smart cards. In addition, the Company currently has two other ventures in development that it believes may comprise future business units for the Company. The first is focused on the development of gas sensing devices that will allow for the detection and measurement of the many gases used in thin film processing, and the second is focused on the development of metrology tools that will detect thin film properties during the deposition process.

ADCS: SEMICONDUCTOR MATERIALS AND DELIVERY SYSTEMS

  The Company believes ADCS is one of the fastest growing suppliers of ultrahigh purity thin film materials and associated delivery systems equipment to the semiconductor industry. The Company has taken advantage of the changes in the market for thin film materials and delivery systems by: (i) developing and commercializing a wide range of CVD liquid precursors; (ii) commercializing innovative bulk delivery systems which automatically deliver materials of the highest purity and consistency to the reactor; (iii) developing innovative delivery systems that allow for the introduction of low volatility liquids and even solids to the reactor; and (iv) developing and commercializing patented low-pressure gas delivery systems for safe handling and delivery of toxic and hazardous gases to semiconductor process equipment.

  ADCS strives to ensure that its materials and related delivery systems meet and exceed the requirements of its customers, which include semiconductor device manufacturers and OEMs located throughout the world. In developing its business, ADCS seeks: (i) to offer the most complete line of consumable and delivery system products; (ii) to offer the most consistent, highest purity thin film materials available; (iii) to offer the most reliable, innovative equipment products; (iv) to improve the level of customer service and response offered and to remain cost-effective to its customers; (v) to meet customer needs for statistical quality control and dock-to-stock programs; and (vi) to continue to meet the industry's needs for advanced thin film materials required for next-generation devices and beyond.

  Products and Services

  ADCS has three primary product lines: thin film materials, liquid delivery systems and gas delivery systems. ADCS also provides services relating to each of these product lines.

  Thin Film Materials. ADCS produces a broad range of thin film materials that are used in making semiconductor devices. In addition to the widely used CVD precursors--TEOS, TMP, TEPO, TMB and TEB--ADCS also sells thin film materials used in other semiconductor manufacturing processes, including phosphorous and boron halides used for doping by diffusion processing. ADCS also manufactures and sells source reagents that allow CVD of advanced materials, including titanium nitride, platinum, copper, tantalum oxide, lead zirconate titanate, strontium bismuth tantalate and barium strontium titanate thin films.

  All of these thin films must be of very high purity in order to function properly within the device, particularly with respect to unwanted metallic contamination. The purity of the starting chemicals used in the process is, therefore, critical. ADCS ULTRAPUR chemicals have purities in excess of 99.99999% to 99.999999% with respect to unwanted metal impurities. A proprietary DOUBLE DISTILLATION purification process is used to produce these high-purity specifications. In order to preserve this high purity, the chemicals are packaged and delivered in high quality, carefully constructed and cleaned containers. ADCS has developed a proprietary COYOTE CLEAN process for preparation of its containers, which range from quartz and stainless steel ampules to much larger MINIBULK and SKINNIBULK canisters. Coupled with its Quality Control Program, ADCS believes that this cleaning and container technology produces the most consistent, highest purity chemicals in the industry and ensures their quality as delivered into the reactor. Continuing its commitment to quality, ADCS achieved ISO 9001 certification in 1997.

  Liquid Delivery Systems. ADCS designs, manufactures and sells proprietary continuous refill and delivery systems and their related hardware. These systems and hardware products are designed to deliver ultrahigh purity thin film materials to the CVD reactor under the desired physical conditions. ADCS' delivery hardware products include stainless steel ampules, stainless steel MINIBULK canisters, stainless steel SKINNIBULK canisters, quartz bubblers, bulk chemical delivery cabinets, level sensing systems, manual and continuous refill systems and other application-specific equipment.

  The Company believes that its continuous refill systems enhance the performance of the process tools they support by eliminating process downtime resulting from canister changes. Typically, process tools must cease operation when canister changes are made to replenish source material. ADCS' bulk refill systems allow continuous delivery of source material. In addition to the elimination of the downtime associated with canister changes, this configuration also minimizes the atmospheric and moisture contamination that can occur during these change-outs.

  Gas Delivery Systems (SDS). The SDS, or "Safe Delivery System," patented by ATMI, uses a standard gas cylinder containing an adsorbent material. When the cylinder is filled with gas, the gas is adsorbed by the material and essentially "fixed" so that it behaves like a solid. The SDS cylinder is, therefore, not under pressure, minimizing any potential leak of hazardous gas and allowing more gas to be introduced into the cylinder. Consequently, material delivery via SDS is both safer and provides higher rates of productivity than traditional methods. Since most semiconductor processes operate at reduced pressure and the gas can be desorbed or released from the SDS under vacuum, it can be installed and operated like a conventional high-pressure gas cylinder. These advantages have led major chip manufacturers to adopt this technology.

  To date, four gases--arsine, phosphine, boron trifloride and silicon tetrafloride--using the SDS technology have been introduced. Each is used to "dope" silicon wafers using ion implant processes. All of these gases are available in different size cylinders, and some have different adsorbents that allow for additional gas capacity within a cylinder. These products are manufactured by the Company and, on a toll basis, by Matheson Gas Products ("Matheson"), the Company's exclusive distributor for ion implant.

  The Company also believes that significant markets for SDS exist outside ion implant. The Company is now conducting beta site tests with selected semiconductor manufacturers and OEMs for CVD applications using SDS. The Company believes that commercial introduction of SDS products for this market will occur in the second half of 1998. ATMI also has undertaken extensive development efforts to identify new markets and products for the SDS technology. The Company believes that certain etch gases used in the semiconductor industry and certain gases employed in the medical field are possible candidates for SDS.

  Services. In addition to its thin film materials and associated delivery systems equipment, ADCS offers custom services, such as custom stainless steel and quartz delivery hardware fabrication, custom bulk refill systems, container cleaning, hardware repair and total chemical supply management services.

ECOSYS: POINT-OF-USE SEMICONDUCTOR ENVIRONMENTAL EQUIPMENT

  ATMI believes EcoSys is the only provider of point-of-use environmental equipment offering all of the key technologies for effluent gas abatement to the semiconductor industry: dry chemical, liquid and active oxidation. As a result of this broad product line, ATMI believes EcoSys is a global market leader in the manufacture and sale of point-of-use semiconductor effluent abatement equipment. ATMI's strategy is to grow EcoSys' market share through the continued development and acquisition of new semiconductor environmental products and services. The Company believes that this full line of semiconductor environmental products, coupled with a comprehensive service strategy, will allow for continued market penetration by its EcoSys business.

  Products and Services

  EcoSys has three primary product lines and several developmental products. Each of the three major point-of-use products has cost of ownership advantages for semiconductor customers in certain applications such as CVD, ion implant and etch.

  Novapure dry chemical scrubbers adsorb and concentrate hazardous effluent through the use of consumable resins at rates many times that of conventional effluent treatment methods. ATMI believes that EcoSys, through its patented adsorption materials, is a market leader for point-of-use semiconductor effluent dry scrubbing throughout the world. Additionally, demand for consumable resin material is increasing as the installed base of dry scrubbers increases.

  Vector liquid scrubbers are designed for cost effective removal of acidic and high particulate bearing gases commonly used in the wafer fabrication process. Vector scrubbers recirculate scrubbing water, minimizing overall water use, and are effective in removing high particulate effluent.

  Guardian active oxidation scrubbers treat a variety of combustible materials used in semiconductor processing. The Guardian product line is designed for low cost of ownership by operating on inexpensive methane fuel while achieving very high removal efficiencies. These combustion systems also abate certain global warming gases such as perfluorinated carbon compounds ("PFCs") at high efficiency with near zero nitrous oxide generation.

  EcoSys is engaged in the development of additional product lines to complement its existing ones in order to meet the evolving needs of semiconductor manufacturers. Developmental products include ReCAT catalytic oxidation scrubbers which use proprietary catalysts to destroy volatile organic compounds ("VOCs"). VOCs arise from the use of solvents in applying photoresists and other organic materials during device fabrication. EcoSys is also marketing and continuing to develop effluent treatment systems for the capture of semiconductor process gases in emergency and cylinder change-out situations. Such situations might arise at the point of delivery of a gas to a reactor through gas cylinder rupture or similar catastrophic event. In addition, EcoSys is investigating the potential for recycling the materials used in thin film deposition processes in the belief that recycling is ultimately preferred over destructive abatement. PFCs, for example, are used in various wafer cleaning and etch processes. As suspected ozone depleting materials, their use is being limited by production cutbacks and the need for strict environmental control systems. In conjunction with Praxair Corporation, EcoSys has developed a PFC recycling system that captures the gas and repurifies it for subsequent reuse. In 1997, the first unit was installed at a test site.

EPITRONICS: SPECIALTY EPITAXIAL DEPOSITION SERVICES

  Epitronics is primarily a service business providing specialty epitaxial deposition services for silicon, III-V and wide bandgap wafers. Desired electrical and physical properties of the epitaxial layers are specified by the customer and developed in collaboration with Epitronics. The properties of the epitaxial layers are selected to maximize the performance of the customer's integrated circuit or device while maximizing yield and minimizing cost. Epitronics' fundamental competitive advantages include the manufacture of high quality epitaxial layers with high yield. In addition, Epitronics differentiates itself by offering quality epitaxial deposition services with fast turnaround and in flexible volumes.

  ATMI believes that Epitronics is the only provider offering CVD thin film deposition services for each of the key materials used in semiconductor devices today and that it is now a world leader in specialty epitaxial deposition services. Epitronics' strategy is to maximize market share through the continued development and acquisition of new semiconductor thin film products and services. A key element of the business strategy is to work with the customer in the early stages of product development to ensure that proven epitaxial processes are in place when the decision is made to expand into manufacturing.

  Products and Services

  Epitronics provides epitaxial deposition services for silicon, III-V materials and wide bandgap materials. The Company also distributes certain wafer products that are manufactured by third parties to provide "one-stop shopping" for its customers. Several new products are also in varying stages of commercialization.

  Silicon Epitaxial Wafers. Epitronics currently processes silicon epitaxial wafers in Mesa, Arizona. Epitronics has experience in a wide range of silicon epitaxial processes and selects the process that provides the highest value to the customer. Processes include deposition from trichlorosilane, dichlorosilane and silane which can be operated at atmospheric or reduced pressure. Epitronics is particularly skilled at: (i) the deposition of epitaxial layers on wafers that already have patterns or buried circuits created by selective implantation and diffusion; (ii) the deposition of lattice matched silicon thin films containing high amounts of boron and germanium that can be used in sensor applications; and (iii) the selective deposition of silicon on sapphire or other oxide-patterned substrates.

  III-V Epitaxial Wafers. Epitronics processes III-V epitaxial wafers in Phoenix, Arizona. III-V epi products are finding increasing use in wireless communications, satellites and optoelectronics for data and telecommunication markets. In particular, there is an increased demand for III-V epi wafers for heterojunction bipolar transistors for use in power amplifiers. Epitronics markets its epitaxial services and sells the product of the service, epitaxial wafers, directly to industry and government customers according to their design specifications.

  Wide Bandgap Epitaxial Wafers. Epitronics is developing epitaxial processes for silicon carbide and gallium nitride on one- to two-inch diameter silicon carbide and sapphire wafers in Danbury, Connecticut. The silicon carbide wafers are manufactured in-house and are also offered for sale to external customers. The Company believes that these substrate sales will promote additional collaborations, addressing technology development and commercial epitaxial product introduction issues associated with future optoelectronic, sensor and power device products.

  Distribution Products. Consistent with its marketing strategy of offering a complete line of specialty epitaxial wafers and advanced substrates, Epitronics is a distributor of SIMOX (Separation by IMplanted OXygen) wafers for Nippon Steel Corporation ("NSC") (Japan) and specialty III-V wafers for Wafer Technology (United Kingdom). These distributed materials complement Epitronics' epitaxial services and leverage the development of the sales and marketing organization required to execute its customer service driven marketing plan. NSC SIMOX wafers are used for fabricating high speed and radiation-hard circuits. Specialty III-V wafers from Wafer Technology include indium phosphide-based materials for optical fiber-based communications, gallium arsenide for optoelectronic devices and indium antimonide for infrared detectors.

  Developmental Products. Epitronics is developing both substrate and thin film technology for solid-state blue light emitting diodes ("LEDs") and lasers. Blue LEDs will be primarily used in full color displays while blue lasers are valuable for increasing optical data storage capabilities and in full color printers. Gallium nitride substrate technology under development by Epitronics and others may be essential to high yield LED manufacturing processes and to developing long lifetime blue lasers. Epitronics is collaborating with Hewlett-Packard, Xerox, SDL and others to develop substrate technology for commodity blue lasers and is developing proprietary device designs to enable penetration of specialty laser markets. Epitronics is the preferred high performance materials supplier for a consortium which is developing blue lasers for improved data storage.

CUSTOMERS, SALES AND MARKETING

  ATMI sells and distributes its products worldwide, both directly and through manufacturers' representatives. Many of ATMI's customers have relationships with more than one division of the Company, or are acting as collaborators on ATMI's development programs. A number of ATMI's customers are listed below:

   Advanced Micro Devices        IBM                          Samsung Electronics
   Applied Materials             Intel                        SGS Thomson
   Atmel                         Lucent Technologies          Siemens
   GEC Plessey Semiconductor     Motorola                     Sony
   Goldstar Electronics          National Semiconductor       Texas Instruments
   Hewlett-Packard               Novellus                     Tokyo Electron
   Hyundai Electronics           Philips                      TSMC

  ADCS primarily distributes its materials and delivery system products to end-use customers through its direct sales force in North America and Europe and through regional manufacturing representatives in Asia. ADCS distributes its products in South Korea through ADCS-Korea. Additionally, the equipment product lines are marketed and sold to semiconductor equipment OEMs, who in turn resell to end users. The SDS product is currently being marketed and sold solely into the ion implant market through an exclusive distribution agreement with Matheson.

  EcoSys distributes its point-of-use environmental equipment through manufacturers' representatives throughout the world. Direct sales personnel serve as regional managers who coordinate the representatives' activity within their respective regions. Additionally, EcoSys markets directly to semiconductor end-user facility managers to provide full-fab environmental solutions as well as installation and on-going service.

  Epitronics markets and sells its thin film deposition services and epitaxial wafers primarily on a direct basis. In particular, silicon epi wafers and services are sold directly throughout the world. Wide bandgap and III-V epitaxial wafers are sold directly in North America and through distributors and agents in Europe and Asia.

COMPETITION

  The semiconductor thin film materials and delivery systems, environmental equipment and epitaxial deposition services markets are characterized by rapidly evolving technology and products. Both large and small companies offer products in these markets, and many of these companies have significantly greater financial and other resources than ATMI. The Company attempts to compete by leveraging its substantial investment in CVD thin film technology to expand product offerings in combination with tactical acquisitions to provide full market-basket solutions to customers that are increasingly seeking to streamline their vendor relationships.

  ADCS' primary competitors in the United States are the Schumacher Division of Air Products Corporation and the Diffusion Systems Division of Olin Hunt Specialty Products, Inc. Outside of North America, ADCS competes with these companies and also with Yamanaka Hutech Corporation and Kojundo in Asia and Merck in Europe. There are several other smaller participants in these markets. There are currently no direct competitors to the patented SDS product. Several companies, however, provide gases in high-pressure containers that compete with the process capability of SDS.

  EcoSys' primary competition in effluent gas treatment is from companies focused on water and combustion treatment methods. The primary water scrubber competitor is Delatech, while combustion scrubber competitors include Delatech and Alzeta. Dry scrubber competitors include CS GmbH, Ebara, Japan Pionics and the Edwards Division of British Oxygen Corporation.

  As a supplier of a broad-based line of epi services and products, Epitronics has competitors in each of its three primary product areas. In silicon epi, Epitronics competes with Moore Technologies and a number of specialty wafer manufacturers with their own epi capabilities. In III-V epi, Epitronics competes with Kopin, Epi Products, Emcore and a number of smaller manufacturers. In wide bandgap epi, competitors include Cree Research (silicon carbide) and IBIS Technology (SIMOX wafers).

MANUFACTURING

  ADCS manufactures its thin film materials and delivery systems at its Burnet, Texas and Danbury, Connecticut facilities. In addition, ADCS-Korea's facility in Anseong, South Korea manufactures thin film materials to be distributed in the South Korean market. The manufacturing facility for SDS in Danbury is complemented by contracted manufacturing from Matheson's facility. The Company believes that these facilities are adequate for its current needs, but expects to expand to meet anticipated demand.

  EcoSys manufactures the majority of its point-of-use environmental equipment in San Jose, California. EcoSys manufactures its proprietary adsorbents for its gas treatment products at ATMI's Danbury facility. Manufacture of the Guardian product line had been subcontracted to a third party which manufactured these products prior to the acquisition of the Guardian product line by ATMI in 1995. The Company commenced manufacture of this product line at its San Jose facility in 1997.

  Epitronics processes its specialty silicon epitaxial wafers at its Mesa, Arizona facility and processes III-V semiconductor wafers for the wireless and optoelectronic industries at its Phoenix, Arizona facility. It processes wide bandgap wafers and produces high performance thin films in Danbury.

  Raw materials for ATMI's products and processes are available from multiple domestic sources.

RESEARCH AND DEVELOPMENT AND STRATEGIC ALLIANCES

  ATMI's research and development expenditures are partially funded by external sources, including semiconductor manufacturers, semiconductor equipment OEMs and various agencies of the federal government. Total sums expended for research and development in the years ended December 31, 1995, 1996 and 1997 were $13.2 million, $18.2 million and $18.5 million, respectively. Of those amounts, $7.5 million, $8.3 million and $7.9 million, respectively, were externally funded and are classified as cost of contract revenues on ATMI's Consolidated Financial Statements, and $5.7 million, $9.8 million and $10.6 million, respectively, were internally funded expenditures by the Company and are classified as research and development expenses on ATMI's Consolidated Financial Statements. Over the last three years, a significant portion of the Company's research and development has focused on ferroelectric materials and SDS gas delivery systems.

  Ferroelectric Materials. The Company believes that further reductions in circuit dimensions will require changes in the materials used for the thin films required to store, transmit and switch electricity in the complex circuitry of semiconductor devices. As a result, in August 1992, the Company entered into an agreement with IBM, Micron Technology and Texas Instruments (the "Collaborating Group") to develop advanced thin film capacitor materials and CVD process technology delivery equipment for next-generation memory devices. This agreement focused on developing CVD process technology to fabricate ferroelectric thin films, such as barium strontium titanate, for high performance memory devices. Barium strontium titanate can store over 30 times more electrical charge than conventional thin films. Use of this material could significantly reduce the manufacturing complexity of advanced memory devices. In April 1993, the Advanced

Research Projects Agency awarded a $5 million contract for the development of thin film materials technology to the Collaborating Group, with the Company as prime contractor. This program was successfully completed in 1996 with a total cost of over $20 million. The Company, through its Emosyn division, intends to use the technology developed under the program to develop and commercialize smart card devices pursuant to a strategic alliance with a subsidiary of SMH Swatch. In addition, ATMI's ferroelectric thin film technology has also expanded to other ferroelectric materials that have applications ranging from non-volatile memory devices to wireless components. This in turn has led ATMI to enter into strategic alliances with Lucent Technologies, Siemens and Texas Instruments to develop these materials for commercial markets.

  SDS Gas Delivery Systems. Simultaneously with the development of these thin film materials, the Company developed and patented a novel approach to the delivery of gases to semiconductor reactors. Historically, semiconductor process gases have only been available in high-pressure cylinders that can create an immediate danger over a large area if inadvertently released. Through the use of in-cylinder adsorbents, SDS reduces cylinder pressures below atmospheric levels. This lowered pressure allows controllable, on-demand release of certain semiconductor process gases. The Company began a strategic alliance with Matheson in January 1994, under which Matheson exclusively distributes the SDS product to ion implant users in the worldwide semiconductor industry.

  Government Contracts. ATMI participates in United States government funded research and development contracts. As of December 31, 1997, the Company had received aggregate awards since its inception of approximately $62.0 million from United States government agencies, including approximately $54.9 million recognized as revenue by ATMI through December 31, 1997. These contracts fund continued CVD technology development, development of high performance semiconductor devices, ferroelectric thin films and devices for specific applications, while offsetting the cost of research and development. Government contract revenues totaled approximately $8.7 million, $9.8 million and $9.1 million for the years ended December 31, 1995, 1996 and 1997, respectively. This represents approximately 14.5%, 11.1% and 9.0% of ATMI's total revenues for those respective periods. The government may terminate contracts with the Company at its convenience. The government may also exercise "march-in" rights in the event that the Company fails to continue to develop the technology, whereby the government may exercise a non-exclusive, royalty-free, irrevocable, worldwide license to any technology developed under contracts funded by the government. ATMI will continue to submit proposals to various government entities for additional research and development funding as long as such proposals are consistent with its commercialization strategy.

PATENTS AND PROPRIETARY RIGHTS

  The Company has made a significant investment in securing intellectual property protection for its technology and products. ATMI protects its technology by, among other things, filing patent applications for technology considered important to the development of its business. It also relies upon trade secrets, unpatented know-how, continuing technological innovation and the aggressive pursuit of licensing opportunities to help develop and maintain its competitive position.

  ATMI has been awarded 86 United States patents and currently has 86 United States patent applications pending. Foreign counterparts of certain of these applications have been filed or may be filed at an appropriate time. ATMI decides on a case-by-case basis whether, and in what countries, it will file counterparts of a United States patent application outside the United States. ATMI holds licenses to 12 United States patents. ATMI's United States patents expire between 2006 and 2016. The United States patents licensed to ATMI expire during the period from 2006 through 2013.

  ATMI's ability to compete effectively with other companies will depend, in part, on its ability to maintain the proprietary nature of its technology. Although ATMI has been awarded, has filed applications for, or has been licensed under numerous patents in the United States and other countries, there can be no assurance concerning the degree of protection afforded by these patents or the likelihood that pending patents will be issued.

  The Company requires all employees and most consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with ATMI. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is to be kept confidential and not disclosed to third parties except in specific circumstances. All of ATMI's employees have entered into agreements providing for the assignment of rights to inventions made by them while in the employ of the Company.

BACKLOG

  Neither ADCS, which conducts significant portions of its business with open-ended, long-term supply contracts which do not specify quantities, nor Epitronics, which generally operates with fast turnaround, maintains significant backlog. Because orders comprising the Company's backlog may be canceled and delivery schedules may be changed, the Company's backlog at any particular date may not be indicative of actual sales for any succeeding period.

  ATMI considers orders for products shippable within six months of the backlog date and fully executed and funded research contract awards as of the backlog date as firm backlog. As of December 31, 1997, ATMI had firm backlog of approximately $17.0 million, consisting of approximately $10.6 million of product orders and approximately $6.4 million of executed and funded research contracts. This compares to a firm backlog level of approximately $16.5 million as of December 31, 1996, which consisted of approximately $8.2 million of product orders and approximately $8.3 million of executed and funded research contracts. SDS product backlog is not included because the product is sold and shipped to Matheson for distribution to the ultimate end user.

ENVIRONMENTAL REGULATION

  The Company uses, generates and discharges toxic, volatile or otherwise hazardous chemicals and wastes in its manufacturing, processing and research and development activities. Therefore, the Company is subject to a variety of federal, state and local governmental regulations related to the storage, use and disposal of these materials. The Company believes that it has, or is seeking to obtain, all the permits necessary to conduct its business. However, the failure to comply with present or future laws, rules or regulations or the failure of the Company to obtain the permits it is currently seeking could result in fines or other liabilities being imposed on the Company, suspension of production or a cessation of operations. While the Company believes that it has properly handled its hazardous materials and wastes and has not contributed to any on-site contamination or environmental condition at any of its premises, the various premises, particularly the premises in Danbury, Connecticut, may have been contaminated prior to the Company's occupancy. The Company is not aware of any environmental investigation, proceeding or action by federal or state agencies involving these premises. However, under certain federal and state statutes and regulations, a government agency may seek to recover its response costs and/or require future remedial measures from both operators and owners of property where releases of hazardous substances have occurred or are ongoing. The prior occupant of the Danbury, Connecticut premises has agreed to indemnify the Company for remediation costs in connection with any pre-existing, on-site contamination or environmental condition. However, there can be no assurance that this indemnification will prove adequate to cover any liability imposed on the Company related to the environmental condition of the premises or the cost of defending an environmental action, either of which could be substantial. The Company's activities may also result in its being subject to additional regulation. Such regulations could require the Company to acquire significant additional equipment or to incur other substantial expenses to comply with environmental laws, rules or regulations. Any failure by the Company to control the use of, or to restrict adequately the discharge of, hazardous substances could subject it to substantial financial liabilities and could have a material adverse effect on the Company's business, operating results and financial condition.

EMPLOYEES

  As of December 31, 1997, ATMI employed a total of 376 individuals, including 124 in sales and administration, 199 in operations and 53 in research and development. Of these employees, 44 hold Ph.D. degrees and 31 hold other advanced degrees in electrical engineering, materials science, chemistry, physics or related fields. None of the Company's employees are covered by collective bargaining agreements. ATMI has not experienced any work stoppages and considers its relations with its employees to be strong.

PROPERTIES

  ATMI's headquarters are located in Danbury, Connecticut where it leases a 72,000 square foot facility. The Company occupies this facility under a lease which expires on August 30, 2005. ATMI believes its existing facility is adequate and suitable for its current and anticipated needs.

  ADCS' headquarters and general corporate offices are located in Austin, Texas, where it leases approximately 4,000 square feet. This lease expires May 31, 2000. ADCS also owns approximately six acres of property in Burnet, Texas, on which its 12,000 square foot manufacturing facility is located. Although the Company believes the existing headquarters and manufacturing facilities are adequate for the current level of demand, the Company expects to expand the ADCS manufacturing facilities within the next 18 months to meet anticipated demand.

  ADCS-Korea owns approximately 1.4 acres in an industrial park in Anseong, South Korea, where its approximately 9,000 square foot manufacturing facility and office are located.

  EcoSys leases a 24,000 square foot facility in San Jose, California, which lease expires in March 2003. EcoSys has recently leased an additional 21,000 square foot facility in the same San Jose office park, which lease expires March 2003. ATMI believes these facilities are adequate and suitable for EcoSys' current and anticipated needs.

  Epitronics owns its corporate headquarters located in Mesa, Arizona. This facility measures 33,000 square feet, is expandable to 50,000 square feet and houses the specialty silicon epitaxial service business. Epitronics also leases a 15,000 square foot facility in Phoenix, Arizona, where the III-V epitaxial business is located, which lease expires August 1999. The wide bandgap epitaxial business is housed in ATMI's corporate facility in Danbury, Connecticut. The Company obtains certain of its manufacturing equipment by entering into capital leases while other equipment is held subject to liens on the related equipment securing notes payable. ATMI believes these facilities are adequate and suitable for Epitronics' current and anticipated needs.

LITIGATION

  The Company is not a party to any material litigation and is not aware of any pending or threatened litigation that could have a material adverse effect either upon the Company's business, operating results or financial condition.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company, and their ages as of the date of this Prospectus, are as follows:

NAME                            AGE POSITION
----                            --- --------
Eugene G. Banucci, Ph.D. ......  54 President, Chief Executive Officer,
                                    Chairman of the Board and Director
Peter S. Kirlin, Ph.D. ........  37 Executive Vice President
Daniel P. Sharkey..............  41 Vice President, Chief Financial Officer and
                                    Treasurer
                                    Vice President--Administration and
Ward C. Stevens, Ph.D. ........  43 Secretary
Nicholas J. Wood...............  34 Vice President and General Manager--Emosyn
                                    Division
Duncan W. Brown, Ph.D. ........  45 President--Epitronics Division
James M. Burns.................  51 President--EcoSys Division
Stephen H. Siegele.............  38 President--ADCS Division and Director
Mark A. Adley (1)(2)...........  38 Director
John A. Armstrong, Ph.D (1)....  63 Director
Robert S. Hillas (1)(2)........  49 Director
Lamonte H. Lawrence............  59 Director
Stephen H. Mahle (2)...........  52 Director

---------------------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

  Eugene G. Banucci, Ph.D., a founder of the Company, has served as President, Chief Executive Officer, Chairman of the Board and director since 1986. Previously, Dr. Banucci served in a variety of executive and managerial positions. From 1984 to 1986, he was a director of American Cyanamid Company's Chemical Research Division, with responsibility for the research, development and technical service activities of the Chemicals Group.

  Peter S. Kirlin, Ph.D. has served as Executive Vice President of the Company since 1995. From 1991 to 1995, Dr. Kirlin served as Vice President of Microelectronics and General Manager of the former NovaMOS division of the Company. From 1988 to 1991, Dr. Kirlin served as Director of Superconductor Materials and Electronics for the Company. Prior to joining the Company, Dr. Kirlin was a Project Leader and Research Engineer for American Cyanamid Company.

  Daniel P. Sharkey has served as Chief Financial Officer since joining the Company in 1990 and has served as Vice President and Treasurer since 1993. From 1987 to 1990, Mr. Sharkey was Vice President of Finance and Administration for Adage, Inc., a manufacturer of high-performance computer graphics terminals. From 1983 to 1987, he was Corporate Controller for CGX Corporation. Previously, Mr. Sharkey served as Audit Supervisor for KPMG Peat Marwick.

  Ward C. Stevens, Ph.D., a founder of the Company, has served as a Vice President since 1986 and served as a director from 1986 to 1990. Prior to joining the Company, Dr. Stevens was a Materials Scientist and Project Leader at American Cyanamid Company and a Materials Scientist at Celanese Research Company.

  Nicholas J. Wood has served as Vice President and General Manager--Emosyn Division since January 1998. From 1995 through 1997, Mr. Wood served as Vice President--Marketing of the Company. From 1985 to 1995, he served in a variety of sales and marketing positions with Intel Corporation. Most recently, from 1992 to 1995, he served as Northern European Marketing Manager of Intel.

  Duncan W. Brown, Ph.D., a founder of the Company, has served as President-- Epitronics Division since March 1996. From 1986 to October 1997, Dr. Brown served as Vice President of the Company and from 1990 to October 1997, he also served as a director of the Company. From 1983 to 1986, Dr. Brown was a Research Chemist at American Cyanamid Company. Previously, Dr. Brown was a Postdoctoral Fellow in the Departments of Chemistry at the Massachusetts Institute of Technology and Harvard University, and an Academic Associate at IBM's Research Division.

  James M. Burns has served as President--EcoSys Division since joining the Company in January 1997. Previously, Mr. Burns served as Executive Vice President and General Manager at Genus, Inc. from 1995 to 1996, as Assistant Vice President--Operations at Hughes Network Systems from 1992 to 1995, and as Director--Customer Satisfaction and Quality at Trimble Navigation, Ltd. from 1991 to 1992. Prior to that time, Mr. Burns served in a variety of managerial positions in the high technology electronics industry.

  Stephen H. Siegele has served as President--ADCS Division and as a director of the Company since October 1997. Mr. Siegele, a co-founder of the ADCS Group, served as the President and Chief Executive Officer of the ADCS Group from February 1994 until October 1997 and has served as a director since its inception in 1988. From 1988 to 1994, Mr. Siegele served as Vice President of the ADCS Group. Prior to that time, Mr. Siegele served in sales and engineering positions at Intel Corporation and Olin Hunt Specialty Products, Inc.

  Mark A. Adley has served as a director of the Company since 1991. Since 1996, Mr. Adley has been a Managing Director at Credit Suisse First Boston Corporation, where he was a Director from 1994 to 1996. From 1992 through 1993, Mr. Adley served as an investment manager for Clipper Asset Management Corporation, the General Partner of The Clipper Group, L.P. ("Clipper"). During 1991, Mr. Adley served as an investment manager for Clipper. Mr. Adley was a Director at CS First Boston Merchant Bank during 1990 and, at The First Boston Corporation, was a Vice President from 1989 to 1990 and an Associate from 1985 to 1988.

  John A. Armstrong, Ph.D. has served as a director of the Company since 1993. Dr. Armstrong is currently an Adjunct Professor of Physics at the University of Massachusetts. Previously, he was Vice President of Science and Technology for IBM from 1987 until his retirement in 1993.

  Robert S. Hillas has served as a director of the Company since 1987. Mr. Hillas has been a Managing Director of E.M. Warburg, Pincus & Co. LLC since 1993. From 1985 to 1992, Mr. Hillas served as a General Partner of DSV Management Ltd., the General Partner of DSV Partners IV, a venture capital limited partnership, and from 1981 to 1992, as a General Partner of DSV Partners III, a venture capital limited partnership. Mr. Hillas is also a director of Transition Systems, Inc.

  Lamonte H. Lawrence has served as a director of the Company since October 1997. Mr. Lawrence, the founder of LSL, served as the President and Chief Executive Officer of LSL from its inception in 1988 until October 1997. In 1983, Mr. Lawrence founded U.S. Semiconductor Corp., where he served as President from its inception in 1983 to 1987.

  Stephen H. Mahle has served as a director of the Company since March 1996. Mr. Mahle has been Senior Vice President of Medtronic, Inc., a medical device manufacturer, and President of its pacing business since January 1998. From 1995 to 1998, he was President of the Brady Pacing Business, a division of Medtronic, Inc. From 1989 to 1995, Mr. Mahle served as Vice President and General Manager of the Brady Pacing Business. Previously, Mr. Mahle served in a variety of marketing and product development roles for Medtronic, Inc.

  In October 1997, Mr. Siegele was appointed to the Board of Directors for a three-year term pursuant to the terms of an agreement executed in connection with the Company's acquisition of the ADCS Group. This agreement also provides that upon the expiration of Mr. Siegele's initial three-year term, the Board of

Directors will nominate Mr. Siegele to serve for an additional three-year term, subject to certain limitations. In addition, in October 1997, Mr. Lawrence was appointed to the Board of Directors for a two-year term pursuant to the terms of an agreement executed in connection with the Company's acquisition of LSL.

  The Company's Certificate of Incorporation and Bylaws divide the Board of Directors into three classes, with the members of each class serving for terms of office that expire at the third annual meeting of stockholders following their election and until successors are duly qualified. The initial terms of Class I (John A. Armstrong and Robert S. Hillas), Class II (Eugene G. Banucci, Mark A. Adley and Lamonte H. Lawrence) and Class III (Stephen H. Mahle and Stephen H. Siegele) directors expire at the annual meeting of stockholders in 1998, 1999 and 2000, respectively.

  The standing committees of the Board of Directors are the Audit Committee and the Compensation Committee. The Audit Committee is comprised of Mr. Adley, Dr. Armstrong and Mr. Hillas. The Audit Committee oversees the Company's system of internal accounting controls, recommends to the Board of Directors the appointment of a firm of independent certified auditors to conduct the annual audit of the Company's financial statements, reviews the scope of the audit, reviews reports from the independent certified auditors, and makes such recommendations to the Board of Directors in connection with the annual audit as it deems appropriate. The Compensation Committee is comprised of Mr. Adley, Mr. Hillas and Mr. Mahle. The Compensation Committee reviews the compensation of officers of the Company and the Company's compensation policies and practices. The Compensation Committee also administers the Company's 1987, 1995 and 1997 Stock Plans, including the grant of stock options thereunder. Executive officers serve at the discretion of the Board of Directors. There are no family relationships among any of the executive officers or directors.

EXECUTIVE COMPENSATION

  The following table sets forth certain information regarding the compensation paid by the Company for the years ended December 31, 1997, 1996 and 1995 to the Company's Chief Executive Officer and each of the other four most highly compensated executive officers in 1997 (together, the "Named Executive Officers") for services in all capacities to the Company and its subsidiaries.

                          SUMMARY COMPENSATION TABLE

                                                        LONG TERM
                                                       COMPENSATION
                                                       ------------
                                                          AWARDS
                                                       ------------
                                  ANNUAL COMPENSATION   SECURITIES
                                  --------------------  UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR SALARY ($) BONUS ($) OPTIONS (#)  COMPENSATION ($)(1)
---------------------------  ---- ---------- --------- ------------ -------------------
Eugene G. Banucci........    1997  210,000    125,000     25,000           3,769
 President, Chief
  Executive Officer          1996  181,300     40,000         --           2,121
  and Chairman of the
   Board                     1995  155,250     40,000     35,000           2,875
James M. Burns (2).......    1997  200,000     80,000     35,000              --
 President--EcoSys
  Division                   1996       --         --         --              --
                             1995       --         --         --              --
Peter S. Kirlin..........    1997  150,000     50,000     20,000           2,700
 Executive Vice President    1996  111,100     30,000         --              --
                             1995   96,560     35,000     25,000             400
Daniel P. Sharkey........    1997  130,000     50,000     15,000           1,903
 Vice President, Chief
  Financial                  1996  110,000     20,000         --           1,678
  Officer and Treasurer      1995  103,000     25,000     15,000           1,583
Duncan W. Brown..........    1997  149,167     10,000      5,000           2,073
 President--Epitronics
  Division                   1996  103,000      8,000         --           1,988
                             1995   98,000     15,000     10,000           1,932

---------------------
(1) Represents premiums paid for life insurance and long-term disability policies of which the Company is not the beneficiary and flexible spending contributions toward health care costs not covered by Company plans.
(2) Mr. Burns joined the Company on January 2, 1997.

  Mr. Stephen H. Siegele, the President of the ADCS division, joined the Company on October 13, 1997 in connection with the Company's acquisition of the ADCS Group. In 1997, the Company paid Mr. Siegele a base salary of $89,000 for the period in 1997 during which he was employed by the Company. Had Mr. Siegele been employed by the Company for all of 1997, he would have been the Company's most highly compensated executive officer.

OPTION GRANTS

  The following table sets forth certain information with respect to stock options granted to the Named Executive Officers during the year ended December 31, 1997.

                                                                            POTENTIAL
                                                                       REALIZABLE VALUE AT
                                                                         ASSUMED ANNUAL
                                                                         RATES OF STOCK
                                                                       PRICE APPRECIATION
                                       INDIVIDUAL GRANTS               FOR OPTION TERM (2)
                         --------------------------------------------- --------------------
                           NUMBER OF    % OF TOTAL
                           SECURITIES    OPTIONS
                           UNDERLYING   GRANTED TO EXERCISE
                            OPTIONS     EMPLOYEES   PRICE   EXPIRATION
NAME                     GRANTED(#) (1)  IN 1997    ($/SH)     DATE     5% ($)    10% ($)
----                     -------------- ---------- -------- ---------- --------- ----------
Eugene G. Banucci.......     25,000        4.1%     17.25     1/1/07     271,211   687,301
James M. Burns..........     35,000        5.8%     16.88     1/2/07     371,441   941,304
Peter S. Kirlin.........     20,000        3.3%     17.25     1/1/07     216,969   549,841
Daniel P. Sharkey.......     15,000        2.5%     17.25     1/1/07     162,726   412,381
Duncan W. Brown.........      5,000        0.8%     17.25     1/1/07      54,242   137,460

                       OPTION GRANTS IN LAST FISCAL YEAR

---------------------
(1) Options granted vest ratably over five years on each of the first five anniversary dates of the grant date.
(2) The dollar amounts under these columns are the result of calculations assuming 5% and 10% growth rates as set by the Securities and Exchange Commission (the "Commission") and, therefore, are not intended to forecast future price appreciation, if any, of the Company's Common Stock.

STOCK OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

  The following table sets forth information concerning option holdings as of December 31, 1997 with respect to the Named Executive Officers.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                   NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                           SHARES                 UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS
                          ACQUIRED                 OPTIONS AT FY-END (#)       AT FY-END ($)(1)
                             ON         VALUE    ------------------------- -------------------------
NAME                     EXERCISE(#) REALIZED($) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     ----------- ----------- ----------- ------------- ----------- -------------
Eugene G. Banucci.......      --          --       112,175      47,200      2,502,094     502,825
James M. Burns..........      --          --             0      35,000             --     258,125
Peter S. Kirlin.........      --          --        64,074      35,700      1,410,598     371,450
Daniel P. Sharkey.......      --          --        77,375      28,500      1,729,372     329,750
Duncan W. Brown.........      --          --        72,537      11,900      1,665,361     138,275

---------------------
(1) Based on the fair market value of the Company's Common Stock as of December 31, 1997 ($24.25) minus the exercise price of the options.

DIRECTOR COMPENSATION

  The Company's directors do not receive any cash compensation for service on the Board of Directors or any committee thereof but are reimbursed for expenses incurred in connection with attending meetings of the Board of Directors and any committee thereof. In October 1993, the Company granted options for the purchase of 22,500 shares of Common Stock at an exercise price of $3.56 per share to John A. Armstrong in consideration of consulting services performed for the Company. In December 1994, the Company granted options for the purchase of 22,500 shares of Common Stock at an exercise price of $5.50 per share to Robert S. Hillas in consideration of his services on the Board of Directors. In May 1995, the Company granted options for the purchase of 22,500 shares of Common Stock at an exercise price of $8.50 per share to Mark A. Adley in consideration of his services on the Board of Directors. In March 1996, the Company granted options for the purchase of 22,500 shares of Common Stock at an exercise price of $10.50 per share to Stephen H. Mahle in consideration of his services on the Board of Directors. In each case, the exercise price for the options granted was the fair market value of the Common Stock on the date of grant, and the options granted were subject to certain vesting provisions.

EMPLOYMENT AGREEMENTS

  The Company entered into employment agreements with Eugene G. Banucci, Daniel P. Sharkey and Duncan W. Brown, effective October 10, 1997. Pursuant to the agreements, Dr. Banucci will act as President, Chief Executive Officer and Chairman of the Board of the Company, Mr. Sharkey will act as Vice President, Chief Financial Officer and Treasurer of the Company, and Dr. Brown will act as President of the Epitronics division of the Company, for annual salaries of $210,000, $130,000 and $180,000, respectively. Salaries are subject to increase from time to time to take into account appropriate cost of living adjustments and general compensation increases based on performance, in the discretion of the Board of Directors. Each employee will also be eligible to receive additional compensation, including awards of performance bonuses at levels commensurate with other employees of the Company of equivalent position and grants of employee stock options, in each case in the discretion of the Compensation Committee of the Board of Directors.

  The employment agreements expire on the earliest to occur of (i) October 10, 1999, (ii) the death of the employee, (iii) the termination of the agreements due to the incapacity of the employee, (iv) the termination of the agreements by the employer with or without cause, or (v) the termination of the agreements by the employee for just cause. Under the terms of the agreements, if the employer terminates the employee without cause, or if the employee terminates the agreement for just cause, the employer will pay the employee his annual base salary then in effect for a period of 18 months after termination in the case of Dr. Banucci and for a period of nine months after termination in the case of Mr. Sharkey and Dr. Brown. The employer will also provide the employee during such period with medical, dental, life and disability insurance benefits on the same basis the employer would have provided the employee during such period had he continued to be an employee of the employer.

  The employment agreements restrict each employee from competing with the employer during the term of the agreement and for a period of the later of October 10, 2002 or 36 months after the termination of employment in the case of Dr. Banucci or 24 months after the termination of employment in the case of Mr. Sharkey and Dr. Brown. In the event the Company should seek to enforce such non-competition provisions in a court, a court may, in exercising its discretionary authority, determine not to enforce, or to limit enforcement of, such provisions against an employee.

  The employment agreements also provide that any termination associated with a change in control of the Company (including resignation by the employee for just cause such as a significant decrease in the employee's duties or authority) would result in the acceleration of options outstanding (and as may be subsequently granted) to them; provided that such acceleration of vesting shall not occur if and to the extent that (i) the Company's independent accountant has advised the Board of Directors that such acceleration could prohibit the accounting treatment of the transaction which is a change in control as a pooling of interests under Accounting Principles Board Opinion No. 16 (or any successor opinion) and (ii) the Board of Directors intends to treat such transaction as a pooling of interests, in which case options would continue to vest as permitted within the terms of the applicable stock plans. In addition, Dr. Banucci, Mr. Sharkey and Dr. Brown would be entitled to any bonuses under any bonus plans then in effect as if fully earned. Benefits payable under the agreements upon a change in control may subject the employee to an excise tax as "excess parachute payments" under Section 280G of the Internal Revenue Code of 1986, as amended. The Company will reimburse the employee for all excise taxes paid, but the reimbursement will constitute an excess parachute payment and will be subject to further excise tax. Such further excise tax will trigger further reimbursement by the Company. The Company will not be allowed to take a deduction for federal income tax purposes for the excess parachute payments.

  In December 1996, the Company entered into an employment agreement with James M. Burns, the President of the EcoSys division. Pursuant to the agreement, Mr. Burns will serve as President of EcoSys for an annual base salary of $200,000, subject to increase in accordance with the policies of the Company, as determined by the Board of Directors. For 1997 and 1998, Mr. Burns is also be eligible to receive special incentive compensation based upon EcoSys' pretax income and market share in the front-end semiconductor environmental equipment market for such years. Pursuant to the agreement, the Company paid Mr. Burns a signing bonus of $40,000 and granted Mr. Burns options to purchase 35,000 shares of Common Stock at an exercise price of $16.88 per share, which vest ratably over five years.

  The Company may terminate Mr. Burns' employment agreement at any time. If the Company terminates Mr. Burns without cause, the Company will pay Mr. Burns his annual base salary then in effect for a period of nine months after termination. The Company will also provide Mr. Burns during such period with medical benefits at least equivalent to the benefits provided to Mr. Burns during his employment.

  The employment agreement restricts Mr. Burns from competing with the Company during the term of his employment and for a period of 24 months thereafter. In the event the Company should seek to enforce such non-competition provisions in a court, a court may, in exercising its discretionary authority, determine not to enforce, or to limit enforcement of, such provisions against Mr. Burns.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During 1996 and until October 10, 1997, the Compensation Committee of the Board of Directors consisted of Gary A. Andersen and John A. Armstrong, and since October 10, 1997 has consisted of Mark A. Adley, Robert S. Hillas and Stephen H. Mahle. No executive officer of the Company served on the compensation committee of another entity or on any other committee of the board of directors of another entity performing similar functions during the last fiscal year.

                             CERTAIN TRANSACTIONS

ACQUISITION OF THE ADCS GROUP

  On October 10, 1997, the Company acquired the ADCS Group in exchange for 5,468,747 shares of the Company's Common Stock. Stephen H. Siegele, an executive officer, director and greater than 5% stockholder of the Company, was a principal holder of interests in the ADCS Group and received 3,741,305 shares of Common Stock in the exchange. F.H.S. Investments, Ltd., of which Frederick H. Siegele, Stephen H. Siegele's father, is the sole general partner, received 626,534 shares of Common Stock in exchange for its interests in the ADCS Group. Stuart F. Siegele and Frederick J. Siegele, Stephen H. Siegele's brothers, received 205,861 and 179,009 shares of Common Stock, respectively, in exchange for their interests in the ADCS Group.

  On October 10, 1997, in connection with the acquisition of the ADCS Group, the Company and the holders of interests in the ADCS Group (the "ADCS Holders"), including Stephen H. Siegele, F.H.S. Investments, Frederick J. Siegele and Stuart F. Siegele, entered into an indemnification agreement (the "Indemnification Agreement") with the Company. Pursuant to the Indemnification Agreement, the Company will indemnify and hold harmless each of the ADCS Holders and their respective heirs, affiliates, general partners, limited partners and each of their respective successors and assigns (the "ADCS Indemnified Parties") against any and all losses arising out of or relating to any breach of the representations, warranties, or covenants of the Company, ATM or Alamo Merger, Inc. in the merger and exchange agreement executed in connection with the acquisition of the ADCS Group (the "Merger and Exchange Agreement") or any document, certificate or agreement delivered pursuant to the Merger and Exchange Agreement.

  In addition, pursuant to the terms of the Indemnification Agreement, the ADCS Holders will indemnify and hold harmless the Company, its subsidiaries, its affiliates (including the ADCS Group and its subsidiaries) and their respective successors and assigns (the "ATMI Indemnified Parties") against any and all losses arising out of and relating to (i) any breach of the representations, warranties and covenants of the ADCS Group and its subsidiaries contained in the Merger and Exchange Agreement or any document, certificate or agreement delivered pursuant to the Merger and Exchange Agreement and (ii) the following tax matters: (1) any previously unpaid income taxes which may result from the restructuring of the ADCS Group in 1996; (2) depreciation on tax returns filed with respect to fiscal year 1996 and the period in 1997 prior to October 10, 1997; (3) state sales tax paid with respect to fiscal year 1996 and the period in 1997 prior to October 10, 1997 to a state in which the ADCS Group had not previously paid sales tax or franchise taxes; (4) disallowance of any deductions for executive compensation; or (5) disallowance of any deductions for travel or entertainment expenses taken on tax returns filed with the respect to fiscal year 1996 and the period of 1997 prior to October 10, 1997. Notwithstanding the foregoing indemnification, the Company has agreed to bear the costs of certain proceedings involving the taxing authorities through a trial court determination related to these tax matters. Furthermore, the Indemnification Agreement provides that each ADCS Holder will severally indemnify the ATMI Indemnified Parties for losses arising from breaches of such holder's representations, warranties and covenants contained in any certificate or agreement delivered to the Company in connection with consummation of the transactions contemplated by the Merger and Exchange Agreement.

  The Indemnification Agreement limits the Company's liability for losses to the aggregate value of the 750,000 shares of the Company's Common Stock which the ADCS Holders were required to place in escrow as security for their indemnification obligations. Stephen H. Siegele, F.H.S. Investments, Frederick
J. Siegele and Stuart F. Siegele have deposited in escrow certificates representing 513,095, 85,924, 24,550 and 28,232 shares of Common Stock, respectively. The Indemnification Agreement sets forth certain limits on the parties' indemnification obligations, such as deductibles that must be reached before a claim may be made, time deadlines before which claims must be made and limitations on the amount of indemnification which may be paid. The ADCS Holders, in the aggregate, shall not be liable for any damages in excess of the aggregate value of the shares of the Company's Common Stock in the escrow funds (valued at $16.00 per share), and no ADCS Holder shall be liable for any damages in excess of such holder's escrow fund. The escrowed shares are divided and held in three separate accounts, each of which will be available only for certain specified claims, with an aggregate of 625,000 shares available solely for claims arising under tax matter (1) discussed in the prior paragraph, an aggregate of 75,000 shares available solely for claims arising under tax matters (2) through (5) discussed in the prior paragraph and an aggregate of 50,000 shares available solely for (i) claims for indemnification other than with respect to tax matters (1) through (5), and (ii) claims against an ADCS Holder arising from breaches of such holder's representations, warranties and covenants as discussed below, provided that recourse will be limited to the escrow fund of the breaching ADCS Holder.

  Other than with respect to tax matters or fraud or intentional misrepresentation, an indemnified party generally may not make any claim for indemnification after October 10, 1998, and no such claim may be brought after the date of issuance of the first independent audit report with respect to the financial statements of the Company after October 10, 1997, if such claim is of a type expected to be encountered in the course of an audit performed in accordance with generally accepted auditing standards. The claims period for claims with respect to the tax matters specified above or with respect to fraud or intentional misrepresentation will extend for the statute of limitations applicable to the matters which are the subject of such claims.

  The escrow account consisting of 50,000 shares of Common Stock will be held in escrow until the later of: (i) October 10, 1998; and (ii) the date on which all claims regarding breaches of general representations and warranties by the ADCS Group and the ADCS Holders are finally resolved and all amounts have been paid in full from the escrow funds. The escrow accounts consisting of 625,000 shares and 75,000 shares of Common Stock will be held in escrow until the later of: (i) October 10, 1998; and (ii) the expiration of the applicable statute of limitations with respect to the tax matters for which the ADCS Holders are providing indemnification (unless a claim for tax matters is pending). A portion of the escrow accounts consisting of 625,000 shares and 75,000 shares of Common Stock may be released earlier if the Company determines that certain of the escrowed shares are no longer required as security for the indemnification obligations of the ADCS Holders.

  While management of the Company believes that the indemnification provided by the ADCS Holders will be adequate, because of the various limitations discussed above, a possibility exists that the losses experienced by the Company could exceed the value of the shares held in escrow because the shares held in escrow are insufficient in number or, due to market conditions and potential stock price volatility, in value to adequately compensate the Company for any losses which are the subject of the indemnification. Furthermore, a possibility exists that the losses which are the subject of the indemnification will be incurred during periods other than those for which claims may be made with respect to such losses. Consequently, losses for which there is insufficient indemnification could have a material adverse effect on the Company.

  The Company entered into employment agreements with each of Stephen H. Siegele, Frederick H. Siegele and Frederick J. Siegele effective October 1997. Pursuant to the agreements, Stephen H. Siegele, Frederick H. Siegele and Frederick J. Siegele will act as President, Chief Technical Officer and General Counsel of the ADCS division, respectively. The agreements provide for annual salaries to Stephen H. Siegele, Frederick H. Siegele and Frederick J. Siegele of $400,000, $150,000 and $160,000, respectively. Salaries are subject to increase from time to time to take into account appropriate cost of living adjustments and general compensation increases based on performance, in the discretion of the Board of Directors. Each employee will also be eligible to receive additional compensation, including awards of performance bonuses at levels commensurate with other employees of the Company of equivalent position and grants of employee stock options, in each case in the discretion of the Compensation Committee of the Board of Directors.

  The employment agreements expire on the earliest to occur of (i) October 10, 1999, (ii) the death of the employee, (iii) the termination of the agreements due to the incapacity of the employee, (iv) the termination of the agreements by the employer with or without cause or (v) the termination of the agreements by the employee for just cause. Under the terms of the agreements, if the employer terminates the employee without cause, or if the employee terminates the agreement for just cause, the employer will pay the employee his annual base salary then in effect for a period of 18 months after termination in the case of Stephen H. Siegele and for a period of nine months after termination in the case of Frederick H. Siegele and Frederick J. Siegele. The employer will also provide the employee during such period with medical, dental, life and disability insurance benefits on the same basis the employer would have provided the employee during such period had he continued to be an employee of the employer.

  The employment agreements restrict each employee from competing with the employer during the term of the agreement and for a period of the later of October 10, 2002 or 36 months after the termination of employment in the case of Stephen H. Siegele or 24 months after the termination of employment in the case of Frederick H. Siegele and Frederick J. Siegele. In the event the Company should seek to enforce such non-competition provisions in a court, a court may, in exercising its discretionary authority, determine not to enforce, or to limit enforcement of, such provisions against an employee.

ACQUISITION OF LSL

  On October 10, 1997, the Company acquired LSL in exchange for 3,671,349 shares of the Company's Common Stock. Lamonte H. Lawrence, a director and greater than 5% stockholder of the Company, was the principal stockholder of LSL and received 3,597,922 shares of Common Stock in exchange for his shares of LSL's common stock.

  Under the terms of the merger agreement executed in connection with the acquisition of LSL (the "LSL Merger Agreement"), the Company will indemnify and hold harmless each of the former stockholders of LSL (the "LSL Stockholders"), including Lamonte H. Lawrence, against any and all losses arising out of (i) the conduct of the business or ownership of LSL after the Company's acquisition thereof, and (ii) any breach of the representations, warranties, or covenants of the Company contained in the LSL Merger Agreement. Losses do not include any loss resulting from a diminution in the value of the Company's Common Stock received in the acquisition of LSL. Further, the Company will indemnify and hold harmless each of Lamonte H. Lawrence, Lawrence Semiconductor Investments, Inc. ("LSI") and Lawrence Semiconductor Research Laboratories, Inc. ("LSRL"), of which Mr. Lawrence is sole stockholder, against any and all losses arising out of a breach by LSL of any obligation guaranteed by Mr. Lawrence, LSI or LSRL.

  In addition, pursuant to the terms of the LSL Merger Agreement, the LSL Stockholders will indemnify and hold harmless LSL, the Company, Welk Acquisition Corporation, and each of their officers, directors, employees, agents, representatives and affiliates (the "Company Indemnified Parties") against any and all losses arising out of any breach of the representations, warranties and covenants of LSL contained in the LSL Merger Agreement. Each LSL Stockholder will also severally indemnify the Company Indemnified Parties for each LSL Stockholder's pro rata share of losses arising from any breach of the representations, warranties and covenants of LSL contained in the LSL Merger Agreement with respect to taxes and environmental matters (the "Special Indemnities").

  The LSL Merger Agreement sets forth certain limits on the parties' indemnification obligations, such as deductibles that must be reached before a claim may be made, time deadlines before which claims must be made and limitations on the amount of indemnification which may be paid. Except with respect to the Special Indemnities, the LSL Stockholders, in the aggregate, shall not be liable for any losses in excess of the aggregate value of the 183,568 shares of the Company's Common Stock valued at $21.00 per share which the LSL Stockholders were required to place in escrow as security for their indemnification obligations. Mr. Lawrence has placed 179,896 shares into the escrow fund. With respect to the Special Indemnities, Mr. Lawrence is individually and personally liable for his pro rata portion, or 98%, of any losses.

  Other than with respect to the Special Indemnities and certain covenants, an indemnified party generally may not make any claim for indemnification after October 10, 1998, and no such claim may be brought after the date of issuance of the first independent audit report with respect to the financial statements of the Company after the Company's acquisition of LSL if such claim is of a type expected to be encountered in the course of an audit performed in accordance with generally accepted auditing standards. With respect to the Special Indemnities, the claims period will extend for the statute of limitations applicable to the matters which are the subject of such claims.

  While management of the Company believes that the indemnification provided by the LSL Stockholders will be adequate, because of the various limitations discussed above, a possibility exists that the losses experienced by the Company could exceed the value of the shares held in escrow because the shares held in escrow are insufficient in number or, due to market conditions and potential stock price volatility, in value to adequately compensate the Company for any losses which are the subject of the indemnification. Furthermore, a possibility exists that the losses which are the subject of the indemnification will be incurred during periods other than those for which claims may be made with respect to such losses. Consequently, losses for which there is insufficient indemnification could have a material adverse effect on the Company or the other parties entitled to indemnification.

  On October 10, 1997, LSL and LSI, a corporation wholly owned by Lamonte H. Lawrence, entered into a consulting agreement (the "Consulting Agreement"). Pursuant to the Consulting Agreement, Mr. Lawrence's employment by LSL terminated, LSL's obligations under any employment agreement ceased, and LSL retained LSI as an independent consultant for a three-year period (the "Consulting Term") on an independent contractor basis. Consulting services under the Consulting Agreement are provided exclusively by Mr. Lawrence. During each of the three twelve-month periods of the Consulting Term, Mr. Lawrence will render consulting services as mutually agreed by LSI and LSL. In consideration of the consulting services to be provided, LSL will pay LSI a per diem of $2,880, but in no event will the total fee payable to LSI total less than $250,000 for the first twelve-month period. Such minimum was determined as approximately one-third of Mr. Lawrence's compensation from LSL in 1996, as Mr. Lawrence, on behalf of LSI, is expected to devote approximately one-third of his time during the year to LSL-related matters. The Company will permit LSI to become a participating employer in the Company's health insurance program, but only for the benefit of Mr. Lawrence. The Consulting Agreement may be terminated by LSI after one year upon thirty days' written notice to LSL, may only be terminated by LSL for cause and terminates automatically upon Mr. Lawrence's disability or death.

OTHER

  In October 1997, LSL converted existing notes receivable from Lamonte H. Lawrence bearing interest at 7% and due upon demand into a promissory note in the principal amount of $1,000,779 bearing interest at 8% per annum. The note is due and payable on October 9, 1998.

  In March 1997, the Company loaned Peter S. Kirlin $60,000 in exchange for Dr. Kirlin's promissory note bearing interest at 6% per annum. In July 1997, the Company loaned Dr. Kirlin an additional $50,000 in exchange for Dr. Kirlin's promissory note bearing interest at 6% per annum. In December 1997, Dr. Kirlin prepaid an aggregate of $23,120 due under the notes and the Company consolidated the two notes into one promissory note in the principal amount of $86,880 bearing interest at 6% per annum. The note is due and payable on June 30, 1998.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information known to the Company regarding the beneficial ownership of the Company's Common Stock as of January 31, 1998, and as adjusted to reflect the sale of the shares offered hereby, by: (i) each person known by the Company to own beneficially more than five percent of the outstanding Common Stock of the Company; (ii) each director of the Company; (iii) each Named Executive Officer; (iv) each Selling Stockholder; and (v) all directors and executive officers of the Company as a group. Except as otherwise indicated, all shares are owned directly. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

                          SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                              OWNED PRIOR                          OWNED AFTER
                              TO OFFERING          NUMBER OF        OFFERING
NAME AND ADDRESS          ----------------------- SHARES BEING -----------------------
OF BENEFICIAL OWNER         NUMBER     PERCENT      OFFERED      NUMBER     PERCENT
-------------------       ------------ ---------- ------------ ------------ ----------
Stephen H. Siegele (1)..     3,741,305     20.6%   1,030,302      2,711,003     13.4%
 6805 Capital of Texas
  Highway
 Suite 330
 Austin, Texas 78731
Lamonte H. Lawrence
 (2)....................     3,597,922     19.8%   1,308,484      2,289,438     11.3%
 100 Sir Francis Drake
  Boulevard
 Ross, California 94957
Estate of Bernard
 McKeown (3)............       626,534      3.5%     172,252        454,282      2.3%
F.H.S. Investments, Ltd.
 (4)....................       626,534      3.5%     133,616        492,918      2.4%
Eugene G. Banucci (5)...       323,382      1.8%          --        323,382      1.6%
Frederick J. Siegele
 (6)....................       179,009      1.0%      38,176        140,833        *
Duncan W. Brown (7).....       176,671      1.0%          --        176,671        *
Robert M. Jackson (8)...        89,504        *       17,170         72,334        *
Daniel P. Sharkey (9)...        80,375        *           --         80,375        *
The Arizona State
 University Foundation
 (10)...................        73,427        *       20,000         53,427        *
Peter S. Kirlin (9).....        68,074        *           --         68,074        *
Robert S. Hillas (11)...        40,977        *           --         40,977        *
Mark A. Adley (12)......        21,000        *           --         21,000        *
John A. Armstrong (9)...        18,000        *           --         18,000        *
Stephen H. Mahle (13)...         9,600        *           --          9,600        *
James M. Burns (14).....         8,470        *           --          8,470        *
All directors and
 executive officers as a
 group
 (13 persons) (15)......     8,283,015     44.4%   2,338,786      5,944,229     28.8%

---------------------
  *  Less than 1% of the outstanding Common Stock.
 (1) Stephen H. Siegele is a director of the Company and President--ADCS Division. Mr. Siegele was the President and Chief Executive Officer of the ADCS Group from February 1994 until the acquisition of the ADCS Group by the Company on October 10, 1997. Does not include any of the shares held by F.H.S. Investments, Ltd. ("FHS"), as to which Stephen H. Siegele disclaims beneficial ownership. See Note (4).
 (2) Lamonte H. Lawrence is a director of the Company. He was the President, Chief Executive Officer and a director of LSL from its inception in 1988 until the acquisition of LSL by the Company on October 10, 1997.
 (3) Prior to the acquisition of the ADCS Group, Bernard McKeown held an 11.5% interest in the ADCS Group.
 (4) Frederick H. Siegele is the sole General Partner of FHS and as such may be deemed a beneficial owner of the shares held by FHS. Mr. Siegele is the Chief Technical Officer of the Company's ADCS division, and prior to the acquisition of the ADCS Group served as the ADCS Group's Director of Research since February 1994. Frederick H. Siegele is the father of Stephen H. Siegele and Frederick J. Siegele. The limited partners of FHS include the Frederick J. Siegele Irrevocable Trust, of which Frederick J. Siegele is the sole beneficiary, and the Stephen H. Siegele Irrevocable Trust, of which Stephen H. Siegele is the sole beneficiary. None of the limited partners of FHS have or share any voting or investment power with respect to the shares held by FHS.
 (5) Includes 117,175 shares issuable upon exercise of options that are exercisable within 60 days of January 31, 1998 and 6,159 shares either owned or issuable upon exercise of options within 60 days of January 31, 1998 by Dr. Banucci's spouse. Dr. Banucci disclaims beneficial ownership of the shares held by his spouse.
 (6) Frederick J. Siegele is the General Counsel of the Company's ADCS division. Prior to the acquisition of the ADCS Group, he served as Vice President and Secretary of the ADCS Group since February 1994 and as General Counsel since 1991. Frederick J. Siegele and Stephen H. Siegele are brothers. Does not include any of the shares held by FHS, as to which Frederick J. Siegele disclaims beneficial ownership. See Note (4).

 (7) Includes 73,537 shares issuable upon exercise of options that are exercisable within 60 days of January 31, 1998 and 4,634 shares either owned or issuable upon exercise of option within 60 days of January 31, 1998 by Dr. Brown's spouse. Dr. Brown claims beneficial ownership of the shares held by his spouse.
 (8) Prior to the acquisition of the ADCS Group, Robert M. Jackson served as the ADCS Group's Vice President of Manufacturing since February 1994.
 (9) Consists entirely of shares issuable upon exercise of options that are exercisable within 60 days of January 31, 1998.
(10) The Arizona State University Foundation has not held any position or office or had any other material relationship with the Company within the past three years.
(11) Includes 21,250 shares issuable upon exercise of options that are exercisable within 60 days of January 31, 1998.
(12) Includes 18,000 shares issuable upon exercise of options that are exercisable within 60 days of January 31, 1998.
(13) Includes 9,500 shares issuable upon exercise of options that are exercisable within 60 days of January 31, 1998.
(14) Includes 7,000 shares issuable upon exercise of options that are exercisable within 60 days of January 31, 1998.
(15) Includes 494,647 shares issuable to executive officers, directors and their spouses pursuant to options which are exercisable within 60 days of January 31, 1998.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $.01 per share, and 2,000,000 shares of Preferred Stock, par value $.01 per share. The following summary of certain provisions of the Common Stock and the Preferred Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

  As of January 31, 1998, there were 18,174,026 shares of Common Stock outstanding, held by approximately 200 holders of record. In addition, 193,078 shares of Common Stock are reserved for future grants under the Company's 1995 and 1997 Stock Plans. Furthermore, as of January 31, 1998, there were outstanding options and warrants to purchase 1,845,736 shares of Common Stock. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to dividends from funds legally available therefor, when, as and if declared by the Board of Directors and are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon the liquidation, dissolution or winding up of the affairs of the Company. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock, and the outstanding shares of Common Stock are fully paid and nonassessable.

  Stockholders are entitled to one vote for each share of Common Stock held of record on matters submitted to a vote of stockholders. The Common Stock does not have cumulative voting rights. As a result, the holders of more than 50% of the shares of Common Stock voting for the election of directors can elect all of the directors if they choose to do so, and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any person or persons to the Board of Directors.

PREFERRED STOCK

  The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to 2,000,000 shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such number of shares, designations, powers, preferences, rights, qualifications, limitations and restrictions as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences and conversion rights, which in any case could be superior to the rights associated with the Common Stock.

  The purpose of authorizing the Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

  Classified Board of Directors. The Company's Certificate of Incorporation and Bylaws provide for the Board of Directors to be divided into three classes of directors: Class I, Class II and Class III, as nearly equal in number as is reasonably possible. Other than the initial directors in Class I and Class II who will serve for one-year terms and two-year terms, respectively, each director is elected for a three-year term, with one class of directors being elected at each annual meeting of stockholders. In the event of any increase or decrease in the authorized number of directors, directorships will be apportioned among the classes by the Board of Directors to ensure that no one class has more than one director more than any other class, to the extent possible. Since only one third of the directors of the classified Board of Directors are subject to election each year, it is more difficult for the stockholders of the Company to change the management of the Company than if the Board of Directors were not classified. In addition, the presence of a classified Board of Directors could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of the Company and, therefore, may limit the price that certain investors might be willing to pay in the future for shares of Common Stock.

  Changes in Board of Directors. The Company's Certificate of Incorporation and Bylaws provide that vacancies on the Board of Directors may be filled by a vote of a majority of the Board of Directors then in office. Also, the Bylaws provide that any increase or decrease in the number of directors requires the approval of a majority of the directors then in office. These provisions of the Company's Certificate of Incorporation and Bylaws could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of the Company and, therefore, may limit the price that certain investors might be willing to pay in the future for shares of the Common Stock.

  Stockholder Action. The Company's Certificate of Incorporation and Bylaws provide that any action required or permitted to be taken by the stockholders may be taken only at a duly called annual or special meeting of the stockholders and may not be taken by written consent. These provisions could have the effect of delaying until the next annual stockholders' meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company, because special meetings of stockholders may be called only by a majority of the Board of Directors or the Chairman of the Board. These provisions may also discourage another person or entity from making a tender offer for Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder only at a duly called stockholders' meeting and not by written consent.

  Advance Notice Provisions for Stockholder Nominations of Directors and Stockholder Proposals. The Company's Certificate of Incorporation and Bylaws establish advance notice procedures with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors (the "Company Nomination Procedure") and with regard to other matters to be brought by stockholders before an annual meeting of stockholders (the "Company Business Procedure").

  The Company Nomination Procedure requires that a stockholder give to the Secretary of the Company prior written notice, in proper form, of a planned nomination for the Board of Directors. The Company's Bylaws specify the requirements for the form and timing of that notice. If the Chairman of the Board of Directors determines that a person was not nominated in accordance with the Company Nomination Procedure, such person will not be eligible for election as a director.

  Under the Company Business Procedure, a stockholder seeking to have any business conducted at an annual meeting must give prior written notice, in proper form, to the Secretary of the Company. The Company's Bylaws specify the requirements for the form and timing of that notice. If the Chairman of the Board of Directors determines that the other business was not properly brought before such meeting in accordance with the Company Business Procedure, such business will not be conducted at such meeting.

  Although the Company's Bylaws do not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, the Company's Bylaws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed or (ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders.

  Delaware Takeover Statute. The Company is subject to Section 203 of the Delaware General Corporation Law, as amended ("DGCL"). Subject to certain exceptions, this section prohibits certain publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date of the transaction in which the person or entity became an interested stockholder, unless the business combination is approved in a prescribed manner or certain other exemptions apply. For purposes of Section 203, "business combination" is defined broadly to include reorganizations, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is any person or entity who, together with affiliates and associates, owns (or within the three immediately preceding years did own) 15% or more of the corporation's voting stock.

  Limitation on Liability and Indemnification of Directors. The Company's Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. To the extent permitted by the DGCL, the provisions eliminate a director's personal liability for monetary damages for a breach of fiduciary duty. The provisions also indemnify directors and officers to the fullest extent permitted by the DGCL.

REGISTRATION RIGHTS

  Upon completion of this offering, the holders of approximately 9,947,985 shares of Common Stock and warrants to purchase approximately 30,000 shares of Common Stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein at the Company's expense, subject to certain conditions and limitations, including the right of the underwriters of any offering to limit the number of such shares included in such registration. In addition, upon completion of this offering, holders of approximately 9,776,735 shares of Common Stock will have the right to require the Company, on not more than two occasions with respect to the holders of approximately 3,562,500 shares and on not more than one occasion with respect to the holders of approximately 6,214,235 shares, to file a registration statement under the Securities Act at the Company's expense with respect to such shares of Common Stock, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Further, the holders of approximately 3,693,750 shares of Common Stock may require the Company to register all or a portion of their shares of Common Stock on Form S-3, subject to certain conditions and limitations. Of the approximately 9,947,985 shares of Common Stock subject to registration rights, an aggregate of approximately 3,668,125 shares, other than any shares which may be held by affiliates of the Company, are freely tradeable without registration under the Securities Act. The Company believes, therefore, that the holders of such shares are unlikely to exercise their registration rights with respect to such shares.

  The Company is required to bear substantially all registration and selling expenses in connection with the registration of registrable shares in such registrations. In addition, the Company will, subject to certain limitations, indemnify any selling stockholders against certain liabilities, including liabilities under the Securities Act, in connection with such registrations.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's Common Stock is BankBoston, N.A.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, Hambrecht & Quist LLC, BT Alex. Brown Incorporated, NationsBanc Montgomery Securities LLC, Advest, Inc. and Needham & Company, Inc. (the "Underwriters") have severally agreed to purchase from the Company and the Selling Stockholders the following respective number of shares of Common Stock:

                                                                       NUMBER OF
      NAME                                                              SHARES
      ----                                                             ---------
      Hambrecht & Quist LLC........................................... 1,652,000
      BT Alex. Brown Incorporated..................................... 1,062,000
      NationsBanc Montgomery Securities LLC........................... 1,062,000
      Advest, Inc. ...................................................   472,000
      Needham & Company, Inc. ........................................   472,000
                                                                       ---------
      Total........................................................... 4,720,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover of this Prospectus and to certain dealers at such price less a concession not in excess of $0.84 per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the Underwriters.

  The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 708,000 additional shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total numbers of shares of Common Stock offered hereby. The Company and such Selling Stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

  The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  Certain stockholders of the Company, including the Selling Stockholders and the executive officers and directors of the Company, who will own in the aggregate 6,763,376 shares of Common Stock after the offering, have agreed that, without the prior consent of Hambrecht & Quist LLC, they will not, directly or indirectly sell, offer, contract to sell, make any short sale, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any rights to purchase or acquire Common Stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences or ownership of Common Stock, whether any such transaction described above is settled by delivery of Common Stock or such other securities, in cash or otherwise, during the 90-day period after the date of this Prospectus, except that Selling Stockholders may make certain transfers of Common Stock to members of their immediate families. In addition, the Company has agreed not to offer, sell, grant any option to purchase or otherwise dispose of any shares of Common Stock during the 90-day period after the date of this Prospectus without the prior approval of Hambrecht & Quist LLC, except that the Company may issue, and grant options to purchase, shares of Common Stock pursuant to its existing stock option plans and under currently outstanding options and warrants and, with prior written notification to Hambrecht & Quist LLC, may issue shares of Common Stock in connection with certain acquisition transactions, subject to certain resale restrictions.

  In general, the rules of the Commission will prohibit the Underwriters from making a market in the Company's Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members and their respective affiliates intend to engage in passive market making in the Company's Common Stock during the cooling off period.

  Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Company's Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids or effecting syndicate covering transaction. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Company's Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

  In the last 12 months, the Company engaged Hambrecht & Quist LLC as a financial advisor in connection with the acquisition of LSL solely to deliver a financial opinion letter in connection with that acquisition. The Company paid Hambrecht & Quist LLC a fee of $175,000 and also agreed to reimburse it for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities. Also in connection with the sale of LSL, Alex. Brown & Sons Incorporated acted as investment banker to LSL for a fee of approximately $1.3 million. In addition, the Company engaged Alex. Brown & Sons Incorporated as a financial advisor in connection with the acquisition of the ADCS Group to render its opinion as to the fairness, from a financial point of view, of the consideration paid in connection with that acquisition. The Company paid Alex. Brown & Sons Incorporated a fee of $275,000 and also agreed to reimburse it for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Shipman & Goodwin LLP, Hartford, Connecticut. As of the date of this Prospectus, 7,714 shares of the Common Stock are beneficially owned by lawyers employed at Shipman & Goodwin LLP. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

  The consolidated financial statements and related schedule of the Company at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein which, as to the years 1996 and 1995, are based in part on the reports of Price Waterhouse LLP, independent accountants for Lawrence Semiconductor Laboratories, Inc. and its affiliate prior to its acquisition by the Company. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

  Statements relating to patent matters in the portions of this Prospectus entitled "Risk Factors--Patents and Protection of Proprietary Technology" and "Business--Patents and Proprietary Rights" have been reviewed and approved by the Company's patent counsel, Intellectual Property/Technology Law, Research Triangle Park, North Carolina. Such statements are included herein in reliance upon the review and approval by such firm as experts in patent law.

                             AVAILABLE INFORMATION

  The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Prior to October 10, 1997, the Company's filings were made under the name Advanced Technology Materials, Inc. The Company's Common Stock is traded on the Nasdaq National Market and reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1801 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act (together with any amendments or supplements thereto, the "Registration Statement") relating to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission.

                                   ATMI, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

                                                                            PAGE
                                                                            ----
Report of Ernst & Young LLP................................................ F-2
Report of Price Waterhouse LLP............................................. F-3
Financial Statements
Consolidated Balance Sheets................................................ F-4
Consolidated Statements of Income.......................................... F-5
Consolidated Statements of Stockholders' Equity............................ F-6
Consolidated Statements of Cash Flows...................................... F-7
Notes to Consolidated Financial Statements................................. F-8

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of
ATMI, Inc.

  We have audited the accompanying consolidated balance sheets of ATMI, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. Our audits also included the financial statement schedule listed in Item 16 of the Registration Statement, of which this Prospectus forms a part. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements or Valuation and Qualifying Accounts schedule data of Lawrence Semiconductor Laboratories, Inc., a wholly-owned subsidiary, which statements reflect total assets constituting 33% at December 31, 1996, and total revenues constituting 23%, and 24%, respectively, for each of the two years in the period ended December 31, 1996. Those statements and schedule data were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Lawrence Semiconductor Laboratories, Inc., is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ATMI, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

Stamford, Connecticut
February 11, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of Lawrence Semiconductor Laboratories, Inc. and Affiliate

  In our opinion, the combined balance sheet and the related combined statements of income and retained earnings and of cash flows of Lawrence Semiconductor Laboratories, Inc. and Affiliate (not presented separately herein) present fairly, in all material respects, the financial position of Lawrence Semiconductor Laboratories, Inc. and Affiliate at December 31, 1996, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
Phoenix, Arizona
May 17, 1997, except for the
last paragraph of Note 3
which is as of July 29, 1997
and the last paragraph of
Note 6 which is as of
December 18, 1997

                                   ATMI, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                           DECEMBER 31,
                                                     -------------------------
                                                        1996          1997
                                                     -----------  ------------
                       ASSETS
Current assets:
  Cash and cash equivalents (Note 1)................ $12,574,000  $ 11,550,000
  Marketable securities (Notes 1 and 2).............  18,238,000    17,461,000
  Accounts receivable, net of allowance for doubtful
   accounts of
   $361,000 in 1996, and $405,000 in 1997 (Note 3)..  13,804,000    19,784,000
  Notes and other receivables (Note 3)..............   2,933,000     1,197,000
  Inventories (Notes 1 and 4).......................   6,503,000     7,717,000
  Other.............................................   1,984,000     2,873,000
                                                     -----------  ------------
    Total current assets............................  56,036,000    60,582,000
Property and equipment, net (Notes 1 and 5).........  30,660,000    36,032,000
Goodwill and other long-term assets, net (Notes 1
 and 10)............................................   6,495,000     6,532,000
                                                     -----------  ------------
                                                     $93,191,000  $103,146,000
                                                     ===========  ============
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable, current portion (Note 6)........... $ 2,059,000  $  2,655,000
  Capital lease obligations, current portion (Note
   7)...............................................   1,837,000     2,671,000
  Accounts payable..................................   5,219,000     4,977,000
  Accrued expenses..................................   4,226,000     6,436,000
  Accrued commissions...............................   1,379,000     2,113,000
  Accrued litigation settlement (Note 11)...........   2,000,000           --
  Income taxes payable (Note 8).....................     741,000     1,078,000
  Deferred income taxes (Note 8)....................   1,989,000       719,000
                                                     -----------  ------------
    Total current liabilities.......................  19,450,000    20,649,000
Notes payable, less current portion (Note 6)........  10,342,000     8,288,000
Capital lease obligations (Note 7)..................   5,427,000     6,238,000
Deferred income taxes (Note 8)......................   1,873,000     4,829,000
Other long-term liabilities.........................      81,000       675,000
Minority interest...................................     545,000       595,000
Stockholders' equity (Note 9):
  Preferred stock, par value $.01: 2,000,000 shares
   authorized;
   none issued and outstanding......................         --            --
  Common stock, par value $.01: 30,000,000 shares
   authorized;
   Issued 17,873,128 in 1996, and 18,149,676 in
   1997.............................................     179,000       181,000
  Additional paid-in capital........................  37,431,000    40,451,000
  Cumulative translation adjustment.................     (55,000)   (1,099,000)
  Retained earnings.................................  17,918,000    22,339,000
                                                     -----------  ------------
    Total stockholders' equity......................  55,473,000    61,872,000
                                                     -----------  ------------
                                                     $93,191,000  $103,146,000
                                                     ===========  ============

                            See accompanying notes.

                                   ATMI, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                             YEAR ENDED DECEMBER 31,
                                       --------------------------------------
                                          1995         1996          1997
                                       -----------  -----------  ------------
Revenues (Note 1):
  Product revenues.................... $51,460,000  $78,815,000  $ 92,757,000
  Contract revenues...................   8,712,000    9,846,000     9,120,000
                                       -----------  -----------  ------------
Total revenues........................  60,172,000   88,661,000   101,877,000
Cost of revenues:
  Cost of product revenues............  22,232,000   32,890,000    40,817,000
  Cost of contract revenues...........   7,491,000    8,341,000     7,867,000
                                       -----------  -----------  ------------
Total cost of revenues................  29,723,000   41,231,000    48,684,000
                                       -----------  -----------  ------------
Gross profit..........................  30,449,000   47,430,000    53,193,000
Operating expenses:
  Research and development (Note 1)...   5,697,000    9,838,000    10,581,000
  Selling, general and
   administrative.....................  15,886,000   20,590,000    23,153,000
  Non-recurring expenses (Notes 10 and
   11)................................         --     2,000,000     9,000,000
                                       -----------  -----------  ------------
                                        21,583,000   32,428,000    42,734,000
                                       -----------  -----------  ------------
Operating income......................   8,866,000   15,002,000    10,459,000
Interest income.......................     963,000    1,639,000     1,482,000
Interest expense (Note 6).............  (1,320,000)  (1,635,000)   (1,810,000)
Other income (expense), net...........    (543,000)      18,000       233,000
                                       -----------  -----------  ------------
Income before taxes and minority
 interest.............................   7,966,000   15,024,000    10,364,000
Income taxes (Note 8).................   2,888,000    3,158,000     5,941,000
                                       -----------  -----------  ------------
Income before minority interest.......   5,078,000   11,866,000     4,423,000
Minority interest.....................      10,000      151,000        (2,000)
                                       -----------  -----------  ------------
Net income............................ $ 5,088,000  $12,017,000  $  4,421,000
                                       ===========  ===========  ============
Net income per share--basic (Notes 1
 and 9)............................... $      0.32  $      0.70  $       0.26
                                       ===========  ===========  ============
Net income per share--assuming
 dilution (Notes 1 and 9)............. $      0.30  $      0.65  $       0.24
                                       ===========  ===========  ============
Weighted average shares outstanding
 (Notes 1 and 9)......................  16,040,000   17,266,000    17,288,000
                                       ===========  ===========  ============
Weighted average shares outstanding--
 assuming dilution (Notes 1 and 9)....  17,127,000   18,394,000    18,660,000
                                       ===========  ===========  ============

                            See accompanying notes.

                                   ATMI, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                   ADDITIONAL  CUMULATIVE
                           COMMON    PAID-IN   TRANSLATION   RETAINED
                           STOCK     CAPITAL   ADJUSTMENT    EARNINGS       TOTAL
                          -------- ----------- -----------  -----------  -----------
Balance at December 31,
 1994...................  $161,000 $19,644,000 $       --   $ 2,605,000  $22,410,000
Issuance of 137,571
 common shares pursuant
 to the exercise of
 employee stock
 options................     1,000     183,000         --           --       184,000
Sale of 1,525,000 common
 shares, net of issuance
 costs of $1,489,000....    16,000  17,177,000         --           --    17,193,000
Issuance of 20,000
 common shares pursuant
 to the acquisition of
 Epitronics.............       --      203,000         --           --       203,000
Compensation from the
 issuance of common
 stock options..........       --       50,000         --           --        50,000
Cumulative translation
 adjustment.............       --          --      (10,000)         --       (10,000)
Net income..............       --          --          --     5,088,000    5,088,000
                          -------- ----------- -----------  -----------  -----------
Balance at December 31,
 1995...................   178,000  37,257,000     (10,000)   7,693,000   45,118,000
Issuance of 54,199
 common shares pursuant
 to the exercise of
 employee stock
 options................     1,000     174,000         --           --       175,000
Distributions to
 stockholders...........       --          --          --    (1,792,000)  (1,792,000)
Cumulative translation
 adjustment.............       --          --      (45,000)         --       (45,000)
Net income..............       --          --          --    12,017,000   12,017,000
                          -------- ----------- -----------  -----------  -----------
Balance at December 31,
 1996...................   179,000  37,431,000     (55,000)  17,918,000   55,473,000
Issuance of 82,520
 common shares pursuant
 to the exercise of
 employee stock
 options................       --      411,000         --           --       411,000
Issuance of 151,250
 common shares pursuant
 to the exercise of
 warrants...............     2,000   1,688,000         --           --     1,690,000
Compensation for the
 issuance of common
 shares.................       --      243,000         --           --       243,000
Tax benefit related to
 nonqualified stock
 options................       --      678,000         --           --       678,000
Cumulative translation
 adjustment.............       --          --   (1,044,000)         --    (1,044,000)
Net income..............       --          --          --     4,421,000    4,421,000
                          -------- ----------- -----------  -----------  -----------
Balance at December 31,
 1997...................  $181,000 $40,451,000 $(1,099,000) $22,339,000  $61,872,000
                          ======== =========== ===========  ===========  ===========


                            See accompanying notes.

                                   ATMI, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                YEAR ENDED DECEMBER 31,
                                          -------------------------------------
                                             1995         1996         1997
                                          -----------  -----------  -----------
OPERATING ACTIVITIES
Net income..............................  $ 5,088,000  $12,017,000  $ 4,421,000
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
 Depreciation and amortization..........    3,179,000    4,678,000    5,274,000
 Stock compensation.....................       50,000          --       243,000
 Bad debt expense.......................       16,000      191,000      365,000
 Deferred income taxes..................    1,160,000    1,205,000    1,686,000
 Loss on sale/leaseback of equipment....      542,000          --           --
 Minority interest in net earnings of
  subsidiaries..........................      (10,000)    (151,000)       2,000
 Changes in operating assets and
  liabilities
  Increase in accounts and notes
   receivable...........................   (5,505,000)  (2,031,000)  (4,609,000)
  Increase in inventory.................     (830,000)  (4,415,000)  (1,214,000)
  Increase in other assets..............     (249,000)    (186,000)  (1,881,000)
  Increase (decrease) in accounts
   payable..............................    1,341,000      313,000     (242,000)
  Increase in accrued expenses..........    1,062,000    3,350,000      944,000
  Increase (decrease) in other
   liabilities..........................    1,352,000   (1,701,000)     931,000
                                          -----------  -----------  -----------
  Total adjustments.....................    2,108,000    1,253,000    1,499,000
                                          -----------  -----------  -----------
   Net cash provided by operating
    activities..........................    7,196,000   13,270,000    5,920,000
                                          -----------  -----------  -----------
INVESTING ACTIVITIES
Capital expenditures....................   (6,328,000) (11,591,000)  (6,256,000)
Long-term investment....................   (1,000,000)         --      (250,000)
Sale (purchase) of marketable
 securities, net........................  (11,213,000)   3,617,000      777,000
Advances to LSL stockholder on notes
 receivable.............................     (256,000)    (286,000)         --
Payments for acquisitions...............     (550,000)  (4,000,000)         --
Proceeds from sale of assets............      384,000      619,000          --
                                          -----------  -----------  -----------
   Net cash used by investing
    activities..........................  (18,963,000) (11,641,000)  (5,729,000)
                                          -----------  -----------  -----------
FINANCING ACTIVITIES
Proceeds from issuance of notes
 payable................................    3,226,000    4,447,000      141,000
Principal payments on notes payable.....   (1,933,000)  (2,553,000)  (1,599,000)
Distribution to ADCS stockholders.......          --    (1,792,000)         --
Repayment of amounts borrowed...........     (235,000)    (135,000)         --
Payments on capital lease obligations...     (995,000)  (1,274,000)  (2,447,000)
Proceeds from sale of common stock,
 net....................................   17,193,000          --           --
Investment by minority stockholder......      539,000      161,000       48,000
Tax benefit of nonqualified stock
 options................................          --           --       678,000
Proceeds from exercise of stock options
 and warrants...........................      113,000      174,000    2,101,000
                                          -----------  -----------  -----------
   Net cash provided (used) by financing
    activities..........................   17,908,000     (972,000)  (1,078,000)
                                          -----------  -----------  -----------
Effects of exchange rate changes on
 cash...................................      (10,000)     (45,000)    (137,000)
                                          -----------  -----------  -----------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS............................    6,131,000      612,000   (1,024,000)
CASH AND CASH EQUIVALENTS, BEGINNING OF
 YEAR...................................    5,831,000   11,962,000   12,574,000
                                          -----------  -----------  -----------
CASH AND CASH EQUIVALENTS, END OF YEAR..  $11,962,000  $12,574,000  $11,550,000
                                          ===========  ===========  ===========

                            See accompanying notes.

                                  ATMI, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  Advanced Technology Materials, Inc. underwent a reorganization involving the creation of a new holding company (ATMI, Inc. the successor registrant of Advanced Technology Materials, Inc.) by means of a merger resulting in the prior registrant becoming a wholly-owned subsidiary of the holding company. In addition, these statements give retroactive effect to the acquisitions of Advanced Delivery & Chemical Systems Nevada, Inc. and related entities (the "ADCS Group") and Lawrence Semiconductor Laboratories, Inc. and affiliate ("LSL") which have been accounted for using the pooling-of-interests method. Both of these acquisitions occurred on October 10, 1997, as part of the consummation of the transactions described in Note 10.

  Certain amounts have been reclassified to conform to current year presentation.

 Company's Activities

  ATMI, Inc. together with its subsidiaries (the "Company") is a leading supplier of thin film materials, equipment and services used worldwide in the manufacture of semiconductor devices. The Company targets high growth consumable and equipment markets within the semiconductor industry with proprietary and patented products based on chemical vapor deposition ("CVD") technology. Specifically, the Company provides a broad range of ultrahigh purity thin film materials and related delivery systems, a full line of point-of-use semiconductor environmental equipment and services, and specialty epitaxial thin film deposition services.

 Principles of Consolidation

  The consolidated financial statements include the accounts of ATMI, Inc. and all wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

 Revenue Recognition

  Product revenues are recognized upon shipment of goods. Contract revenues under fixed-price contracts and cost-reimbursement-type contracts are recognized using the percentage-of-completion method based upon costs incurred and estimated future costs. Provisions for expected losses on contracts are recorded in the period when incurred. Revenues under fixed-price contracts from the U.S. Government were $4,542,000, $4,046,000, and $3,708,000 for the years ended December 31, 1995, 1996, 1997, respectively. Revenues under cost-reimbursement-type contracts from the U.S. Government were $4,170,000, $5,800,000, and $5,412,000 for the years ended December 31, 1995, 1996, 1997, respectively.

 Use of Estimates

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

 Research and Development

  Research and development costs, including materials, labor, and overhead related to self-funded projects and cost-sharing arrangements with the U.S. Government, are expensed as incurred.

                                  ATMI, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Cash and Cash Equivalents

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

 Marketable Securities

  Marketable securities are classified as available for sale and are reported at fair value, which approximates cost. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. The cost of securities sold is based on the specific identification method. Interest on these securities is included in interest income.

 Inventories

  Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

 Property and Equipment

  Property and equipment is stated at cost. Depreciation and amortization of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which vary from three to thirty-five years.

 Foreign Currency Translation

  Adjustments relating to the translation of foreign currency to U.S. dollars are reported as a separate component of stockholders' equity. Gains or losses resulting from foreign currency transactions are included in other income (expense) and are immaterial.

 Taxes

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS
109). Under FAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Fair Values of Financial Instruments

  The Company's financial instruments include cash and cash equivalents, accounts receivable, short-term investments and debt. Marketable securities are accounted for at fair value. All other financial instruments are accounted for on an historical cost basis which, due to the nature of these instruments, approximates fair value at the balance sheet dates.

 Long-Lived Assets

  The Company reviews on a periodic basis the value of its long-lived assets to determine whether an impairment exists. At December 31, 1997, no such impairment existed. Goodwill and other long-term assets are stated net of accumulated amortization of $293,000, and $585,000 at December 31, 1996 and 1997, respectively.

                                  ATMI, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Stock Based Compensation

  Effective in fiscal year 1996, the Company adopted Financial Accounting Statement No. 123, "Accounting for Stock-Based Compensation." This statement defines a fair value based method of accounting for employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans in accordance with Accounting Principle Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount the employee must pay to acquire the stock. The Company has elected to continue to account for its employee stock compensation plans under APB No. 25. Pro forma disclosures of net income, net income per share-basic and net income per share-assuming dilution, as if the fair value based method of accounting had been applied, are presented in Note 9.

 Per Share Data

  In 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings per Share," which was adopted in the fourth quarter of 1997. This new rule changes the way earnings per share is calculated and requires restatement of all reported prior period amounts. Under the new requirements, basic earnings per share is calculated by dividing net earnings by the weighted-average number of common shares outstanding during the period. The diluted earnings per share computation includes the effect of shares which would be issuable upon the exercise of outstanding stock options, reduced by the number of shares which are assumed to be purchased by the Company from the resulting proceeds at the average market price during the period.

 New Accounting Pronouncements

  During 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131. "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 is effective for the first quarter of 1998, while SFAS No. 131 is effective for the year-end financial reporting in 1998 and on an interim basis thereafter. Both of these pronouncements require additional disclosures, but the Company expects no material impact upon adoption.

2. MARKETABLE SECURITIES

  Marketable securities are comprised of the following:

                                                             DECEMBER 31,
                                                        -----------------------
                                                           1996        1997
                                                        ----------- -----------
   Corporate obligations............................... $ 7,431,000 $10,590,000
   U.S. Government obligations.........................   9,538,000   6,407,000
   Certificates of deposit.............................   1,269,000     464,000
                                                        ----------- -----------
                                                        $18,238,000 $17,461,000
                                                        =========== ===========

  All of the Company's marketable securities have maturities of less than two years.

                                  ATMI, INC.

3. ACCOUNTS AND NOTES RECEIVABLE

  Amounts due from various agencies of the U.S. Government were approximately $2,063,000, and $2,619,000 of accounts receivable at December 31, 1996, and 1997, respectively. Unbilled accounts receivable were $757,000, and $1,019,000, and customer advances, included in other liabilities, were $276,000, and $612,000 at December 31, 1996 and 1997, respectively.

  Notes receivable from a stockholder assumed in the LSL transaction represents advances which bear interest at 8% and are due upon demand. The balances at December 31, 1996, and 1997 were $1,099,000, and $1,197,000, respectively and included accrued interest of $126,000, and $196,000 respectively. Interest income on the notes totaled $32,000, $56,000, and $70,000 in the years ended December 31, 1995, 1996, and 1997, respectively.

  Credit is extended to commercial customers based on an evaluation of their financial condition, and collateral is not generally required. The evaluation of financial condition is performed to reduce the risk of loss. The Company has not experienced any material losses due to uncollectible accounts receivable since inception. Certain transactions with foreign customers are supported by letters of credit. The Company maintains an allowance for doubtful accounts at a level that management believes is sufficient to cover potential credit losses.

4. INVENTORIES

  Inventories are comprised of the following:

                                                             DECEMBER 31,
                                                         ----------------------
                                                            1996        1997
                                                         ----------  ----------
   Raw materials........................................ $5,538,000  $6,682,000
   Work in process......................................    687,000     946,000
   Finished goods.......................................    937,000   1,074,000
                                                         ----------  ----------
                                                          7,162,000   8,702,000
   Obsolescence reserve.................................   (659,000)   (985,000)
                                                         ----------  ----------
                                                         $6,503,000  $7,717,000
                                                         ==========  ==========

5. PROPERTY AND EQUIPMENT

  Property and equipment is comprised of the following:

                                                           DECEMBER 31,
                                                     --------------------------
                                                         1996          1997
                                                     ------------  ------------
   Land............................................. $  1,751,000  $  1,323,000
   Buildings........................................    4,947,000     7,243,000
   Machinery and equipment..........................   33,646,000    40,963,000
   Furniture and fixtures...........................    1,157,000     1,590,000
   Leasehold improvements...........................    3,788,000     4,494,000
                                                     ------------  ------------
                                                       45,289,000    55,613,000
   Accumulated depreciation and amortization........  (14,629,000)  (19,581,000)
                                                     ------------  ------------
                                                     $ 30,660,000  $ 36,032,000
                                                     ============  ============

  Depreciation expense for the years ended December 31, 1995, 1996 and 1997, was $3,104,000, $4,277,000, and $4,976,000, respectively.

                                  ATMI, INC.

6. NOTES PAYABLE

  Notes payable consist of the following:

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1996         1997
                                                       -----------  -----------
Note payable in conjunction with acquisition of
 Guardian Systems, bearing interest at 8.5%, due in
 three annual installments beginning January 1,
 1999................................................  $ 2,000,000  $ 2,000,000
Term loans with Connecticut state agency, bearing
 interest ranging between 5%-6%, due between April
 2001-June 2002......................................    1,800,000    1,713,000
Equipment credit line with a commercial bank, bearing
 interest at 9%, due through June 2000...............    1,701,000    1,128,000
Notes payable with commercial banks and leasing
 companies, bearing interest ranging between 7.3%-
 12.42%, due between April 1997-February 2009........    6,835,000    6,102,000
Other notes payable..................................       65,000          --
                                                       -----------  -----------
                                                        12,401,000   10,943,000
Less current portion.................................   (2,059,000)  (2,655,000)
                                                       -----------  -----------
                                                       $10,342,000  $ 8,288,000
                                                       ===========  ===========

  The approximate aggregate debt maturities are as follows as of December 31, 1997:

        1998........................................................ $ 2,655,000
        1999........................................................   2,113,000
        2000........................................................   1,111,000
        2001........................................................   1,442,000
        2002........................................................     340,000
        Thereafter..................................................   3,282,000
                                                                     -----------
                                                                     $10,943,000
                                                                     ===========

  The term loans of $1,713,000 are collateralized by various equipment, leasehold improvements and renovations in the Company's Connecticut facility.

  The Company's equipment credit line bears interest at prime plus 1/2% per annum and is collateralized by certain assets. The Company is in compliance with or has obtained waivers for the credit line covenants, including maintaining certain liquidity, leverage, and tangible net worth levels.

  The majority of the Company's notes payable are secured by the related real property or equipment. Certain of the notes payable contain covenants requiring the Company to maintain compliance with debt to tangible net worth, debt service coverage and current assets to current liabilities ratios as defined in the related agreements. The Company is in compliance with the notes payable covenants.

  Interest paid was $1,318,000, $1,631,000, and $1,808,000, for the years ended December 31, 1995, 1996, and 1997, respectively.

  The Company has never declared or paid cash dividends on its capital stock. The Company does not anticipate paying any cash dividends in the foreseeable future. Certain of the Company's subsidiaries' financing agreements contain limitations or prohibitions on the payment of dividends without the lender's consent or in conjunction with the subsidiary's failure to comply with various financial covenants.

                                  ATMI, INC.

7. LEASES

  The Company is obligated under capital leases for certain machinery and equipment that expire at various dates during the next five years. The gross amount of machinery and equipment under the capital leases and the related accumulated depreciation were as follows:

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1996         1997
                                                       -----------  -----------
   Machinery and equipment............................ $10,151,000  $14,060,000
   Accumulated depreciation...........................  (2,230,000)  (3,346,000)
                                                       -----------  -----------
                                                       $ 7,921,000  $10,714,000
                                                       ===========  ===========

  The following is a schedule of future minimum lease payments for capital leases as of December 31, 1997:

                                                                  CAPITAL LEASES
                                                                  --------------
     1998........................................................  $ 3,337,000
     1999........................................................    2,934,000
     2000........................................................    2,147,000
     2001........................................................    1,560,000
     2002........................................................      366,000
                                                                   -----------
   Total lease payments..........................................   10,344,000
   Less amount representing interest.............................   (1,435,000)
                                                                   -----------
   Present value of net capital lease payments...................    8,909,000
   Less current portion..........................................   (2,671,000)
                                                                   -----------
   Long-term portion.............................................  $ 6,238,000
                                                                   ===========

  The Company leases office and manufacturing facilities, and certain manufacturing equipment under several operating leases. The lease for its Danbury, Connecticut facility expires in August 2005 while the EcoSys San Jose, California facility leases expire in March 2003 and the Epitronics Phoenix, Arizona facility lease expires in August 1999. ADCS leases office space under a lease which expires in May 2000. The manufacturing equipment leases expire in years 1998 through 2002. Rental expense was $1,018,000, $2,322,000, and $2,507,000, for the years ended December 31, 1995, 1996 and
1997, respectively.

  The following is a schedule of future minimum lease payments for operating leases as of December 31, 1997:

                                                                     OPERATING
                                                                      LEASES
                                                                    -----------
     1998.......................................................... $ 2,636,000
     1999..........................................................   2,516,000
     2000..........................................................   1,742,000
     2001..........................................................   1,268,000
     2002..........................................................     878,000
     Thereafter....................................................   1,392,000
                                                                    -----------
   Total minimum lease payments.................................... $10,432,000
                                                                    ===========

                                  ATMI, INC.

8. INCOME TAXES

  Significant components of the provision for income taxes for the periods presented are as follows:

                                                          DECEMBER 31,
                                                --------------------------------
                                                   1995       1996       1997
                                                ---------- ---------- ----------
Current:
  Federal...................................... $1,254,000 $1,421,000 $3,845,000
  State........................................    305,000    532,000    410,000
                                                ---------- ---------- ----------
Total current..................................  1,559,000  1,953,000  4,255,000
Deferred:
  Federal......................................  1,092,000    914,000  1,433,000
  State........................................    237,000    291,000    253,000
                                                ---------- ---------- ----------
Total deferred.................................  1,329,000  1,205,000  1,686,000
                                                ---------- ---------- ----------
                                                $2,888,000 $3,158,000 $5,941,000
                                                ========== ========== ==========

  Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                            DECEMBER 31,
                                                       ------------------------
                                                          1996         1997
                                                       -----------  -----------
Deferred tax assets:
  Accrued liabilities................................. $ 1,063,000  $   392,000
  Net operating loss carryforwards and tax credits....     829,000          --
  Inventory reserves..................................     577,000      382,000
  Other, net..........................................     702,000       86,000
                                                       -----------  -----------
                                                         3,171,000      860,000
  Valuation allowance.................................  (1,706,000)         --
                                                       -----------  -----------
Net deferred tax assets...............................   1,465,000      860,000
Deferred tax liabilities:
  Depreciation........................................   1,136,000    2,068,000
  Capital leases......................................   1,033,000    1,182,000
  Other, net..........................................   3,158,000    3,158,000
                                                       -----------  -----------
                                                        (5,327,000)  (6,408,000)
                                                       -----------  -----------
Net deferred tax liabilities.......................... $(3,862,000) $(5,548,000)
                                                       ===========  ===========

  For financial reporting purposes, a valuation allowance of $1,706,000 at December 31, 1996 was established primarily to recognize the cumulative loss status of the Company's predecessor. As a result of the Company's continued profitability and the acquisitions of the ADCS Group and LSL, such valuation allowance was no longer required.

  Income taxes paid for the years ended December 31, 1995, 1996, and 1997 were $273,000, $3,170,000, and $3,566,000.

                                  ATMI, INC.

8. INCOME TAXES (CONTINUED)

  The reconciliation of income tax computed at the U.S. federal statutory tax rates to the Company's tax expense is:

                                           FOR THE YEAR ENDED DECEMBER 31,
                                          -----------------------------------
                                             1995        1996         1997
                                          ----------  -----------  ----------
   U.S. statutory rate................... $2,712,000  $ 5,160,000  $3,524,000
   State income taxes....................    407,000      669,000     415,000
   Effect of nondeductible acquisition
    expenses.............................        --           --    3,420,000
   Income not subject to federal income
    taxation.............................        --    (1,483,000)        --
   Net operating loss carryforward and
    tax credit utilization...............   (263,000)  (1,263,000)   (237,000)
   Reversal of valuation allowance.......        --           --   (1,163,000)
   Other, net............................     32,000       75,000     (18,000)
                                          ----------  -----------  ----------
                                          $2,888,000  $ 3,158,000  $5,941,000
                                          ==========  ===========  ==========

  Prior to ATMI's acquisition of the ADCS Group, the stockholders of Advanced Delivery & Chemical Systems Nevada, Inc. ("ADCS Nevada") elected S-Corporation status effective April 1, 1996. In October 1996, as a result of a transfer of shares to an ineligible S-Corporation shareholder, the S status was terminated. During the period that ADCS Nevada was an S-Corporation, its earnings were not subject to federal corporate income tax. Additional federal corporate income tax of $1,483,000 would have resulted if ADCS Nevada had been taxed as a C-Corporation for all of 1996, and the pro forma consolidated net income and net income per share-assuming dilution for ATMI for the year ended December 31, 1996 would have been $10,534,000 and $0.57, respectively.

  South Korea has granted the Company a five year full income tax exemption from the year in which ADCS-Korea Co., Ltd. ("ADCS-Korea") has taxable income and an additional three year 50% exemption. Since ADCS-Korea has not yet generated any taxable income, the expiration date is not currently determinable.

  The former securityholders of the ADCS Group have agreed to indemnify the Company against losses arising out of certain tax matters. As security for these tax matters, the former securityholders of the ADCS Group have delivered 700,000 shares of the Company's common stock which they received into escrow. Any claim for such tax matters adversely determined against the Company, regardless of the escrow, would result in a charge to the Company's results of operations.

9. STOCKHOLDERS' EQUITY

  In October 1995, the Company completed a public offering of 1,600,000 shares of common stock at $12.25 per share. Net proceeds to the Company of $17,193,000 were from 1,525,000 shares sold by the Company while 75,000 shares were sold for various selling stockholders. Costs of the offering, including underwriting commissions, were $1,489,000.

 Stock Plans

  In May 1997, the Company's stockholders approved the adoption of the 1997 Stock Plan ("1997 Plan"), which provides for the granting of up to 900,000 nonqualified stock options, "incentive stock options" ("ISOs") and stock appreciation rights to employees, directors and consultants of the Company.

  In May 1995, the Company's stockholders approved the adoption of the 1995 Stock Plan ("1995 Plan"), which provides for the granting of up to 500,000 nonqualified stock options, ISOs and stock appreciation rights to employees, directors and consultants of the Company. The Company's 1987 Stock Plan (the "1987 Plan"),

                                  ATMI, INC.

9. STOCKHOLDERS' EQUITY (CONTINUED)

as amended, provided for the granting of up to 1,115,833 nonqualified stock options and ISOs. The 1987 Plan expired in 1997.

  Under the terms of these stock plans, nonqualified options granted may not be at a price of less than 50% of the fair market value of the common stock, and ISOs granted may not be at a price of less than 100% of fair market value of the common stock on the date of grant.

  Options are generally exercisable commencing one year after the date of grant at the rate of 20% per annum on a cumulative basis. Nonqualified options expire up to ten years and one month from the date of grant, and ISOs expire five to ten years from the date of grant.

                                                      NUMBER OF   OPTION PRICE
                                                       SHARES       PER SHARE
                                                      ---------  ---------------
   Options outstanding at December 31, 1994..........   833,596  $ 0.28 - $ 7.00
     Granted.........................................   305,950  $ 6.88 - $13.88
     Canceled........................................   (27,670) $ 0.53 - $ 6.38
     Exercised.......................................  (137,571) $ 0.28 - $ 5.50
                                                      ---------  ---------------
   Options outstanding at December 31, 1995..........   974,305  $ 0.28 - $13.88
     Granted.........................................    92,500  $ 9.88 - $17.63
     Canceled........................................   (54,390) $ 0.53 - $12.50
     Exercised.......................................   (54,199) $ 0.28 - $12.50
                                                      ---------  ---------------
   Options outstanding at December 31, 1996..........   958,216  $ 0.28 - $17.63
     Granted.........................................   900,490  $16.88 - $40.13
     Canceled........................................  (348,250) $ 0.53 - $40.13
     Exercised.......................................   (82,520) $ 0.28 - $13.50
                                                      ---------  ---------------
   Options outstanding at December 31, 1997.......... 1,427,936  $ 0.28 - $29.38
                                                      =========  ===============

  At December 31, 1995, 1996, and 1997 options for 498,204, 567,066, and
657,396 shares, respectively, were exercisable, and at December 31, 1997 options for 586,803 shares were available for grant. Exercise prices for 447,086 options outstanding ranged from $0.28-$5.00; for 351,850 options outstanding ranged from $5.01-$13.00; and for 629,000 options outstanding ranged from $13.01-$29.38 as of December 31, 1997.

  The weighted average exercise price and remaining contractual life of options outstanding at December 31, 1997 was $11.97 and 7.3 years, respectively.

  If compensation expense for the Company's plans had been determined for all stock option grants based on the fair value at the grant dates for awards under those plans, consistent with the method described in SFAS No. 123, the Company's net income, net income per share-basic and net income per share-assuming dilution would have been reduced to the pro forma amounts indicated below:

                                                1995       1996        1997
                                             ---------- ----------- ----------
      Net income............................ $5,022,000 $11,695,000 $3,687,000
      Net income per share--basic........... $     0.31 $      0.68 $     0.21
      Net income per share--assuming
       dilution............................. $     0.29 $      0.64 $     0.20

                                  ATMI, INC.

9. STOCKHOLDERS' EQUITY (CONTINUED)

  During the initial phase-in period, as required by SFAS No. 123, the pro forma amounts were determined based on the stock option grants subsequent to January 1, 1995. Therefore, the pro forma amounts presented may not be indicative of the effects of compensation cost on net income, net income per share-basic and net income per share-assuming dilution in future years due to the timing of grants and considering that options generally vest over a five year period.

  The fair value of each option grant, for pro forma disclosure purposes, was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1997:

                                                     1995      1996      1997
                                                   --------- --------- ---------
      Expected dividend yield.....................      None      None      None
      Risk free interest rate.....................     6.10%     6.25%     6.00%
      Expected volatility.........................     58.2%     54.6%     56.0%
      Expected life of options.................... 7.5 years 7.5 years 7.5 years

  The weighted average fair value of non-canceled stock options granted in 1995, 1996 and 1997 was $6.72, $8.21 and $17.04, respectively.

 Warrants

  Warrants have been granted to agencies of the State of Connecticut in connection with certain loan agreements with those agencies. These warrants are for an aggregate of 50,000 shares at an exercise prices ranging from $11.13 to $11.75, of which 20,000 were exercisable as of December 31, 1997.

 Earnings Per Share

  The following table presents the computation of basic and diluted earnings per share:

                                              1995        1996        1997
                                           ----------- ----------- -----------
   Numerator:
     Net income........................... $ 5,088,000 $12,017,000 $ 4,421,000
                                           =========== =========== ===========
   Denominator:
     Denominator for basic earnings per
      share-weighted-average shares.......  16,040,000  17,266,000  17,288,000
     Dilutive effect of contingent shares
      related to the ADCS Group
      acquisition.........................     700,000     700,000     700,000
     Dilutive effect of employee stock
      options and warrants................     387,000     428,000     672,000
                                           ----------- ----------- -----------
     Denominator for diluted earnings per
      share...............................  17,127,000  18,394,000  18,660,000
                                           ----------- ----------- -----------
   Net income per share--basic............ $      0.32 $      0.70 $      0.26
                                           =========== =========== ===========
   Net income per share--assuming
    dilution.............................. $      0.30 $      0.65 $      0.24
                                           =========== =========== ===========

  Options to purchase 138,000, 32,000 and 16,000 shares of common stock, outstanding as of December 31, 1995, 1996 and 1997, respectively, were not included in the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares and, therefore, their inclusion would be antidilutive.

                                  ATMI, INC.

10. MERGERS, ACQUISITIONS AND JOINT VENTURES

  On October 10, 1997, pursuant to an Agreement and Plan of Merger and Exchange dated April 7, 1997 (the "Merger and Exchange Agreement"), the Company issued 5,468,747 shares of its Common Stock in exchange for all the ownership interests of the ADCS Group. The ADCS Group manufactures, markets and designs ultrahigh purity specialty thin film materials and related delivery equipment for the semiconductor and semiconductor equipment manufacturing industries. The Company is continuing the business of the ADCS Group and integrating its semiconductor thin film and delivery systems product lines of the NovaMOS division into the business of the ADCS Group.

  In order to accomplish the tax-free and pooling of interest treatment of the transaction contemplated by the Merger and Exchange Agreement, Advanced Technology Materials, Inc. underwent a reorganization involving the creation of a new holding company (ATMI, Inc.--the successor registrant of Advanced Technology Materials, Inc.) by means of a merger resulting in the prior registrant becoming a wholly-owned subsidiary of the holding company. Pursuant to the reorganization, each outstanding share of common stock of Advanced Technology Materials, Inc. ("ATM") was converted into one share of the Company's Common Stock. The reorganization has been accounted for as a pooling of interests.

  Also on October 10, 1997, pursuant to an Agreement and Plan of Merger, dated as of May 17, 1997, as amended (the "Lawrence Merger Agreement"), the Company issued 3,671,349 shares of the Company's Common Stock in exchange for all of the outstanding common stock of LSL in a merger transaction. As a result, LSL became a wholly-owned subsidiary of the Company. LSL is an outsourcer of epitaxial processing of silicon wafers using chemical vapor deposition technology to meet customer specifications. The Company is continuing the business of LSL by integrating it with the Epitronics division of the Company which develops, manufactures, distributes and sells high performance substrates and thin film deposition services to the semiconductor industry. The acquisition of LSL has been accounted for as a pooling of interests.

  The former securityholders of the ADCS Group and LSL have agreed to indemnify the Company and certain of its subsidiaries and affiliates from and against certain losses arising out of breaches of representations and warranties made by the respective securityholders and for certain tax matters. As security for these obligations, the former securityholders of the ADCS Group have delivered 750,000 shares of the Company's Common Stock which they received and the former securityholders of LSL have delivered five percent of the LSL consideration received into escrow in connection with the acquisitions by the Company of the ADCS Group and LSL.

  Non-recurring costs of approximately $9,000,000, primarily related to legal costs, accounting costs, investment banker fees and a break-up fee in connection with another transaction between LSL and another investor, have been recorded as a one-time charge in 1997 in conjunction with the investigation, analysis and October 1997 closings of the ADCS Group and LSL transactions.

                                  ATMI, INC.

10. MERGERS, ACQUISITIONS AND JOINT VENTURES (CONTINUED)

  The acquisitions of the ADCS Group and LSL were treated as a pooling of interests. For the years ended December 31, 1995 and 1996 and for the nine month period ended September 30, 1997, prior to the acquisition, revenues and net income of ATM, the ADCS Group and LSL included in the financial statements are as follows:

                                                              NINE MONTHS ENDED
      REVENUES:                          1995        1996     SEPTEMBER 30, 1997
      ---------                       ----------- ----------- ------------------
      ATM............................ $30,048,000 $46,350,000    $41,286,000
      ADCS and LSL................... $30,124,000 $42,311,000    $32,262,000
                                                              NINE MONTHS ENDED
      NET INCOME:                        1995        1996     SEPTEMBER 30, 1997
      -----------                     ----------- ----------- ------------------
      ATM............................ $   554,000 $ 3,321,000    $ 3,979,000
      ADCS and LSL................... $ 4,534,000 $ 8,696,000    $ 5,134,000

  On December 30, 1995, the Company acquired certain assets pertaining to the Guardian Systems ("Guardian") product line of Messer Greisheim Industries, Inc. for $6,000,000. In connection with this purchase, the Company recorded approximately $4,900,000 in goodwill to be amortized over twenty years. The Guardian product line consists of flame oxidation units used in the treatment of effluent in the semiconductor industry. The product line has become part of the Company's EcoSys operation.

  On May 8, 1995, the ADCS Group entered into a joint venture agreement with K.C. Tech Co., Ltd., an unrelated corporation organized under the laws of the Republic of Korea, whereby the ADCS Group obtained a 70% interest in a South Korean chusik hoesa, ADCS-Korea. The purpose of the joint venture is to manufacture, sell and distribute chemicals to the semiconductor and related industries in South Korea.

  During 1995, the Company also acquired the assets of two businesses in exchange for 20,000 shares of its Common Stock, $550,000 in cash and a $700,000 promissory note bearing interest at prime plus 1%, payable in equal quarterly installments beginning in September 1995. In 1996, one of those businesses was subsequently sold, the $700,000 promissory note was paid in full and a note receivable of approximately $498,000 was recorded. This note receivable bears interest at 8% and is payable on October 31, 1999.

  The pro forma unaudited results of operations for the year ended December 31, 1995, for the purchase business combinations indicated above, consummated as of the beginning of the period presented, is as follows:

                                                                       1995
                                                                    -----------
      Revenues..................................................... $65,590,000
      Net income...................................................   5,347,000
      Net income per share--basic..................................       $0.33
      Net income per share--assuming dilution......................       $0.31

                                  ATMI, INC.

11. COMMITMENTS AND CONTINGENCIES

  On May 15, 1997, LSL settled patent infringement litigation with an equipment manufacturer, related to equipment used by LSL that was purchased from another manufacturer. Under the terms of the related settlement agreement, LSL agreed to pay the manufacturer $2,000,000 and to purchase reactors from the manufacturer assuming LSL's business conditions justify such purchases. LSL has committed to purchase a reactor at an approximate fair market value of $2,500,000. LSL accrued the $2,000,000 relating to this settlement in the accompanying financial statements for the year ended December 31, 1996. The amount was paid to the manufacturer during the year ended December 31, 1997.

12. GEOGRAPHIC DATA

  During 1995, 1996, and 1997 the Company had export sales of approximately 25%, 29%, and 22%, respectively. Sales to Asia, primarily South Korea, were approximately 19%, 23%, and 17%, respectively, of the Company's revenues during those same periods.

13. YEAR 2000 COMPLIANCE (UNAUDITED)

  The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The Company is utilizing both internal and external resources to identify, correct or reprogram, and test its systems for Year 2000 compliance. Management is in the process of completing its assessment of the Year 2000 compliance costs. However, based on currently available information (excluding the possible impact of vendor systems which management currently is not in a position to evaluate), management does not believe that these costs will have a material effect on the Company's earnings.

14. SUBSEQUENT EVENTS (UNAUDITED)

  On February 20, 1998, the Company announced that it had entered into a definitive merger agreement with NOW Technologies, Inc. ("NOW Technologies") pursuant to which NOW Technologies would become a wholly-owned subsidiary of the Company. The closing of the merger agreement is subject to the approval of the shareholders of NOW Technologies and appropriate government agencies and to the satisfaction of other customary conditions. While the exact number of shares of Common Stock to be issued by the Company to the shareholders of NOW Technologies will not be determined until the third trading day prior to the closing, the number of shares to be issued will range from 1.20 million to
1.64 million (excluding shares issuable upon exercise of outstanding options). The merger is intended to be treated as a tax-free reorganization and to be accounted for as a pooling of interests. NOW Technologies is a manufacturer and distributor of semiconductor materials packaging systems, particularly for advanced photoresist materials. For the twelve months ended December 31, 1997, NOW Technologies had total revenues of approximately $15 million.

  On March 26, 1998, the Company commenced a registered underwritten public offering of 4,720,000 shares of the Company's Common Stock. Of such shares, 2,000,000 shares were offered by the Company and 2,720,000 shares were offered by certain stockholders of the Company. In addition, the Company and such stockholders granted to the underwriters an option to purchase up to 257,291 and 450,709 additional shares of Common Stock, respectively, to cover over-allotments, if any.

                  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
                (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                              QUARTER                   YEAR
                                  -------------------------------     --------
1997                               FIRST  SECOND   THIRD  FOURTH        1997
----                              ------- ------- ------- -------     --------
Revenues......................... $22,513 $23,521 $27,514 $28,329     $101,877
Gross profit.....................  11,026  12,107  14,973  15,087       53,193
Net income (loss)................   2,516   2,616   3,981  (4,692)(1)    4,421
Net income (loss) per share--
 basic........................... $  0.15 $  0.15 $  0.23 $ (0.27)(1) $   0.26
Net income (loss) per share--
 assuming dilution............... $  0.13 $  0.14 $  0.21 $ (0.27)(1) $   0.24
                                              QUARTER                   YEAR
                                  -------------------------------     --------
1996                               FIRST  SECOND   THIRD  FOURTH        1996
----                              ------- ------- ------- -------     --------
Revenues......................... $21,185 $22,835 $23,056 $21,585     $ 88,661
Gross profit.....................  12,472  11,628  12,110  11,220       47,430
Net income.......................   2,915   3,258   4,390   1,454(2)    12,017
Net income per share--basic...... $  0.17 $  0.19 $  0.26 $  0.08(2)  $   0.70
Net income per share--assuming
 dilution........................ $  0.16 $  0.18 $  0.23 $  0.08(2)  $   0.65

(1) Includes a non-recurring charge of $9.0 million accrued in connection with costs incurred in investigating, analyzing and completing the ADCS Group and LSL acquisitions.
(2) Includes a non-recurring charge of $2.0 million ($1.2 million, net of taxes) accrued in connection with patent litigation involving LSL, which resulted in a settlement payment in May 1997.

                               INSIDE BACK COVER

[GRAPHIC APPEARS HERE]

ADCS

The ADCS (TM) Advantage

We've earned our customers' confidence and support by being a reliable, stable, and innovative source for:

 .  ULTRAPUR (TM) high purity source chemicals
 .  EpiGrade (TM) next-generation precursors
 .  Liquid delivery equipment: refill to vaporization
 .  Fab-wide distribution systems

ADCS (TM) - Leading edge technology with a global presence

[GRAPHIC APPEARS HERE]                               TEOS

Call on Epitronics and tap into a wealth of advanced semiconductor materials expertise.

[LOGO APPEARS HERE]  EPITRONICS
                     AN ATMI COMPANY

ECOSYS  [LOGO OF APPEARS HERE]

[GRAPHIC APPEARS HERE]

There is no single abatement solution to treat all fab effluent gases. A variety of wet, dry and thermal treatment technologies are required to provide abatement of all the effluent gases in the fab. Only EcoSys offers full coverage effluent gas management using wet, dry and thermal abatement technologies.

SDS  [LOGO APPEARS HERE]

SAFE DELIVERY SOURCE

         [GRAPHIC APPEARS HERE]

 .   Controlled, on-demand process gas delivery below atmospheric pressure

 .   Patented solid absorbents hold pure dopant gas molecules within their micropore structures, significantly improving productivity and safety

 .   Process gas capacity increases up to 10 times that of high-pressure cylinders

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  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-
FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCK-HOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 -------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
  Prospectus Summary.......................................................   3
  Risk Factors.............................................................   6
  Use of Proceeds..........................................................  12
  Price Range of Common Stock..............................................  12
  Dividend Policy..........................................................  12
  Capitalization...........................................................  13
  Selected Consolidated Financial Data.....................................  14
  Management's Discussion and
   Analysis of Financial Condition and
   Results of Operations...................................................  15
  Business.................................................................  24
  Management...............................................................  37
  Certain Transactions.....................................................  44
  Principal and Selling Stockholders.......................................  48
  Description of Capital Stock.............................................  50
  Underwriting.............................................................  53
  Legal Matters............................................................  54
  Experts..................................................................  55
  Available Information....................................................  55
  Index to Consolidated Financial Statements............................... F-1

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                               4,720,000 SHARES

                       [LOGO OF ATMI, INC. APPEARS HERE]

                                  ATMI, INC.

                                 COMMON STOCK


                               ----------------
                                  PROSPECTUS
                               ----------------

                               HAMBRECHT & QUIST

                                BT ALEX. BROWN

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                                 ADVEST, INC.

                            NEEDHAM & COMPANY, INC.

                                MARCH 26, 1998
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